Exhibit 99.2

THIS PLAN IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCE OR REJECTION MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THE INFORMATION IN THE PLAN IS SUBJECT TO CHANGE. THIS PLAN IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

)
In re:	)	Chapter 11
)
SEADRILL PARTNERS LLC, et al.,[1]	)	Case No. 20-35740 (DRJ)
)
Debtors.	)	(Jointly Administered)
)
JOINT CHAPTER 11 PLAN OF REORGANIZATION OF SEADRILL PARTNERS LLC AND ITS DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

JACKSON WALKER L.L.P.	KIRKLAND & ELLIS LLP
Matthew D. Cavenaugh (TX Bar No. 24062656)	KIRKLAND & ELLIS INTERNATIONAL LLP
J. Machir Stull (TX Bar No. 24070697)	Brian E. Schartz, P.C. (TX Bar No. 24099361)
Genevieve Graham (TX Bar No. 24085340)	609 Main Street
Veronica A. Polnick (TX Bar No. 24079148)	Houston, Texas 77002
1401 McKinney Street, Suite 1900	Telephone: (713) 836-3600
Houston, Texas 77010	Facsimile: (713) 836-3601
Telephone: (713) 752-4200	Email: brian.schartz@kirkland.com
Facsimile: (713) 752-4221
Email: mcavenaugh@jw.com	-and-
mstull@jw.com
ggraham@jw.com	Anup Sathy, P.C. (admitted pro hac vice)
Chad J. Husnick, P.C. (admitted pro hac vice)
Co-Counsel to the Debtors	Gregory F. Pesce (admitted pro hac vice)
and Debtors in Possession	300 North LaSalle Street
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200
Email: anup.sathy@kirkland.com
chad.husnick@kirkland.com
gregory.pesce@kirkland.com

Co-Counsel to the Debtors
and Debtors in Possession

-and-

[1]

A complete list of each of the Debtors in these chapter 11 cases may be obtained on the website of the Debtors’ proposed claims and noticing agent at https://cases.primeclerk.com/seadrillpartners. The location of Debtor Seadrill Partners LLC’s principal place of business and the Debtors’ service address in these chapter 11 cases is Seadrill Partners LLC, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom.

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Justin R. Bernbrock, Esq. (admitted pro hac vice)
Robert B. McLellarn, Esq. (admitted pro hac vice)
Three First National Plaza 70 West Madison Street, 48th Floor
Chicago, IL 60602
Telephone: (312) 499-6321
Facsimile: (312) 499-4741
Email: jbernbrock@sheppardmullin.com rmclellarn@sheppardmullin.com

-and-

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Lawrence A. Larose, Esq. (admitted pro hac vice) 30 Rockefeller Plaza
New York, New York 10122
Telephone: (212) 896-0627
Facsimile: (917) 438-6197
Email: llarose@sheppardmullin.com

-and-

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Jennifer L. Nassiri, Esq. (admitted pro hac vice) 333 South Hope Street, 43rd Floor
Los Angeles, California 90071
Telephone: (213) 617-4106
Facsimile: (213) 443-2739
Email: jnassiri@sheppardmullin.com

Proposed Conflicts Counsel for the Debtors and Debtors in Possession

ii

TABLE OF CONTENTS

Page

INTRODUCTION		1

ARTICLE I DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, GOVERNING LAW, AND OTHER REFERENCES		1
A.	Defined Terms	1
B.	Rules of Interpretation	12
C.	Computation of Time	12
D.	Governing Law	12
E.	Reference to Monetary Figures	12
F.	Reference to the Debtors or the Reorganized Debtors	12
G.	Controlling Document	12
H.	Plan Support Agreement	13

ARTICLE II ADMINISTRATIVE AND PRIORITY CLAIMS		13
A.	Administrative Claims	13
B.	Professional Fee Claims	14
C.	Priority Tax Claims	14

ARTICLE III CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS		15
A.	Classification of Claims and Interests	15
B.	Treatment of Classes of Claims and Interests	15
C.	Special Provision Governing Unimpaired Claims	19
D.	Elimination of Vacant Classes	19
E.	Voting Classes; Presumed Acceptance by Non-Voting Classes	19
F.	Subordinated Claims	19
G.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code	19
H.	Payments Pursuant to Cash Collateral Order	19

ARTICLE IV PROVISIONS FOR IMPLEMENTATION OF THE PLAN		20
A.	General Settlement of Claims and Interests	20
B.	Restructuring Transactions	20
C.	New Management Services Agreements	21
D.	Issuance and Distribution of New Common Stock	21
E.	Corporate Action	21
F.	Corporate Existence	22
G.	Vesting of Assets in the Reorganized Debtors	22
H.	Cancellation of Notes, Instruments, Certificates, and Other Documents	22
I.	New Organizational Documents	22
J.	Effectuating Documents; Further Transactions	23
K.	Certain Securities Law Matters	23
L.	Section 1146(a) Exemption	23
M.	Employee Matters	24
N.	Preservation of Rights of Action	24

ARTICLE V TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		25
A.	Assumption and Rejection of Executory Contracts and Unexpired Leases	25
B.	Indemnification Obligations	25
C.	Claims Based on Rejection of Executory Contracts or Unexpired Leases	26
D.	Cure of Defaults for Executory Contracts and Unexpired Leases Assumed	26
E.	Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases	26
F.	Insurance Policies	26
G.	Modifications, Amendments, Supplements, Restatements, or Other Agreements	27
H.	Reservation of Rights	27

i

I.	Nonoccurrence of Effective Date	27
J.	Contracts and Leases Entered into after the Petition Date	27

ARTICLE VI PROVISIONS GOVERNING DISTRIBUTIONS		27
A.	Distributions on Account of Claims and Interests Allowed as of the Effective Date	27
B.	Rights and Powers of Distribution Agent	28
C.	Special Rules for Distributions to Holders of Disputed Claims and Interests	28
D.	Delivery of Distributions	28
E.	Claims Paid or Payable by Third Parties	30
F.	Setoffs	30
G.	Allocation between Principal and Accrued Interest	31
H.	Minimum Distributions	31

ARTICLE VII PROCEDURES FOR RESOLVING DISPUTED CLAIMS		31
A.	Disputed Claims Process	31
B.	Disputed and Contingent Claims Reserve	31
C.	Claims Administration Responsibilities	31
D.	Estimation of Claims	32
E.	Time to File Objections to Claims	32
F.	Adjustment to Claims without Objection	32
G.	No Interest	32
H.	Disallowance of Claims and Interests	32
I.	Single Satisfaction Rule	33

ARTICLE VIII EFFECT OF CONFIRMATION OF THE PLAN		33
A.	Discharge of Claims and Termination of Interests	33
B.	Releases by the Debtors	33
C.	Releases by Holders of Claims and Interests	34
D.	Exculpation	34
E.	Injunction	34
F.	Protection against Discriminatory Treatment	35
G.	Recoupment	35
H.	Document Retention	35
I.	Reimbursement or Contribution	35
J.	Release of Liens	35

ARTICLE IX CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		36
A.	Conditions Precedent to the Effective Date	36
B.	Waiver of Conditions Precedent	37
C.	Effect of Non-Occurrence of Conditions to Consummation	37

ARTICLE X MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN		37
A.	Modification of Plan	37
B.	Effect of Confirmation on Modifications	37
C.	Withdrawal of Plan	37

ARTICLE XI RETENTION OF JURISDICTION		38

ARTICLE XII MISCELLANEOUS PROVISIONS		39
A.	Immediate Binding Effect	39
B.	Additional Documents	39
C.	Payment of Statutory Fees	39
D.	Reservation of Rights	40
E.	Successors and Assigns	40
F.	Service of Documents	40
G.	Term of Injunctions or Stays	41
H.	Entire Agreement	41
I.	Plan Supplement	41

ii

J.	Non-Severability	41
K.	Votes Solicited in Good Faith	42
L.	Closing of Chapter 11 Cases	42
M.	Waiver or Estoppel	42
N.	Creditor Default	42

iii

INTRODUCTION

Seadrill Partners LLC and its affiliated Debtors in the above-captioned chapter 11 cases (each, a “Debtor” and, collectively, the “Debtors”) jointly propose this Plan. Capitalized terms used in the Plan shall have the meanings set forth in Article I.A of the Plan. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor for the resolution of outstanding Claims and Interests pursuant to the Bankruptcy Code. The Debtors seek to consummate the Restructuring Transactions on the Effective Date of the Plan. Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The classifications of Claims and Interests set forth in Article III of the Plan shall be deemed to apply separately with respect to each Debtor, as applicable. The Plan does not contemplate substantive consolidation of any of the Debtors. Reference is made to the Disclosure Statement for a discussion of the Debtors’ history, business, properties and operations, projections, risk factors, a summary and analysis of the Plan, the Restructuring Transactions, and certain related matters.

ALL HOLDERS OF CLAIMS AND INTERESTS ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY, PARTICULARLY HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN.

ARTICLE I

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME, GOVERNING LAW, AND OTHER REFERENCES

A. Defined Terms

As used in this Plan, the following terms shall have the meanings set forth below.

1. “Ad Hoc Committee” means an ad hoc committee comprised of: (a) Avenue Capital Group, (b) Canyon Capital Advisors LLC, (c) Elliott Advisors (UK) Limited, (d) GoldenTree Asset Management, (e) Invesco Senior Secured Management, and (f) Sculptor Capital Management, as Holders of TLB Claims represented by Milbank LLP and Cole Schotz P.C., each as legal counsel, Rothschild & Co. US Inc. and Intrepid Partners, LLC, each as financial advisor, and Steven Newman, as technical advisor.

2. “Administrative Claim” means a Claim for costs and expenses of administration of the Chapter 11 Cases pursuant to sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date until and including the Effective Date of preserving the Estates and operating the Debtors’ businesses; (b) Allowed Professional Fee Claims; (c) Restructuring Expenses; and (d) all fees and charges assessed against the Estates pursuant to section 1930 of chapter 123 of title 28 of the United States Code.

3. “Administrative Claims Bar Date” means the deadline for Filing requests for payment of Administrative Claims, which: (a) with respect to Administrative Claims other than Professional Fee Claims, shall be 30 days after the Effective Date; and (b) with respect to Professional Fee Claims, shall be 45 days after the Effective Date.

4. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code. With respect to any Person that is not a Debtor, the term “Affiliate” shall apply to such Person as if the Person were a Debtor.

5. “Agent” means Alter Domus (US) LLC, or any successor thereto, solely in its capacities as administrative agent, collateral agent, and security trustee under the TLB Credit Agreement.

6. “Allowed” means, with respect to any (a) Claim or portion thereof (i) that is (1) evidenced by a Proof of Claim or a request for payment of an Administrative Claim Filed by the Claims Bar Date or the Administrative Claims Bar Date, as applicable, in each case in accordance with the Bar Date Order or Confirmation Order, as applicable, and (2) for which no objection to the allowance thereof is interposed within the applicable period of time fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, (ii) that is listed in the Schedules as not contingent, not unliquidated, and not disputed (to the extent it has been listed), and for which no contrary or superseding Proof of Claim, as applicable, has been timely Filed, or (iii) that is allowed, compromised, settled, or otherwise resolved pursuant to the terms of the Plan, any Final Order, or stipulation that is approved by a Final Order, except, in each case, a Claim paid in full prior to the Effective Date pursuant to a Final Order of the Bankruptcy Court or (b) Interest (or portion thereof) that is reflected as outstanding in the stock transfer ledger or similar register of the applicable Debtor as of the Effective Date. Any Claim that has been or is hereafter listed in the Schedules as contingent, unliquidated, or disputed and for which no contrary or superseding Proof of Claim is or has been timely Filed or that is not or has not been Allowed by a Final Order is not considered Allowed and shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court. Notwithstanding anything to the contrary herein, no Claim of any Entity subject to section 502(d) of the Bankruptcy Code shall be deemed Allowed unless and until such Entity pays in full the amount that it owes the applicable Debtor or Reorganized Debtor, as applicable. For the avoidance of doubt, if a Proof of Claim is Filed after the Claims Bar Date or a request for payment of an Administrative Claim Filed is made after the Administrative Claims Bar Date, as applicable, the Holder of such Claims shall be barred from asserting such Claim or requesting such payment against the Debtors, as set forth in the Bar Date Order. “Allow” and “Allowing” shall have correlative meanings.

7. “Assumed Executory Contract and Unexpired Lease List” means the list, as determined by the Debtors or the Reorganized Debtors, as applicable, of Executory Contracts and Unexpired Leases that will be assumed by the Reorganized Debtors pursuant to the Plan, which list shall be included in the Plan Supplement.

8. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532.

9. “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division or such other court having jurisdiction over the Chapter 11 Cases.

10. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court.

11. “Bar Date Order” means the Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9), (II) Establishing Amended Schedules Bar Date and Rejection Damages Bar Date, (III) Approving the Form of and Manner for Filing Proofs of Claim, Including Section 503(b)(9) Requests, and (IV) Approving Notice of Bar Dates [Docket No. 124] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

12. “Business Day” means any day, other than a Saturday, Sunday, or a “legal holiday,” as defined in Bankruptcy Rule 9006(a).

13. “Cash” means the legal tender of the United States of America or the equivalent thereof, including bank deposits and checks.

14. “Cash Cap” means an amount to be determined consistent with the Plan Support Agreement, which such amount shall be reflected in an amended version of the Plan.

15. “Cash Collateral Order” means the Interim Order (I) Authorizing Postpetition Use of Cash and Cash Collateral, (II) Granting Adequate Protection to the TLB Secured Parties, (III) Modifying the Automatic Stay, (IV) Scheduling a Final Hearing, and (V) Granting Related Relief [Docket No. 77] and, if entered, the Final Order (I) Authorizing Postpetition Use of Cash Collateral, (II) Granting Adequate Protection to the TLB Secured Parties, (III) Modifying the Automatic Stay, and (IV) Granting Related Relief.

16. “Cash Out Amount” means an amount to be determined consistent with the Plan Support Agreement.

17. “Causes of Action” means any action, Claim, cause of action, controversy, demand, right, action, Lien, indemnity, Interest, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license, and franchise of any kind or character whatsoever, whether known, unknown, contingent or non-

contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. For the avoidance of doubt, “Causes of Action” includes: (a) any right of setoff, counterclaim, or recoupment and any claim for breach of contract or for breach of duties imposed by law or in equity; (b) any claim based on or relating to, or in any manner arising from, in whole or in part, tort, breach of contract, breach of fiduciary duty, violation of state or federal law or breach of any duty imposed by law or in equity, including securities laws, negligence, and gross negligence; (c) the right to object to Claims or Interests; (d) any Claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (e) any claim or defense including fraud, mistake, duress, and usury; and any other defenses set forth in section 558 of the Bankruptcy Code; and (f) any state or foreign law fraudulent transfer or similar claim.

18. “Certificate” means any instrument evidencing a Claim or an Interest.

19. “Chapter 11 Cases” means the procedurally consolidated chapter 11 cases pending for the Debtors in the Bankruptcy Court pursuant to the Order (I) Directing Joint Administration of the Chapter 11 Cases and (II) Granting Related Relief [Docket No. 46].

20. “Claim” means a claim, as defined in section 101(5) of the Bankruptcy Code.

21. “Claims Bar Date” means the applicable deadline by which Proofs of Claim must be Filed, as established by the Bar Date Order or the Confirmation Order.

22. “Claims Register” means the official register of Claims against the Debtors maintained by the Clerk of the Bankruptcy Court or the Notice and Claims Agent.

23. “Class” means a category of Holders of Claims or Interests under section 1122(a) of the Bankruptcy Code.

24. “Committee” means any statutory committee appointed in the Chapter 11 Cases.

25. “Compensation and Benefits Programs” means those employment and severance agreements and policies, and all employment, wages, compensation, and benefit plans, policies, workers’ compensation programs, savings plans, retirement plans, deferred compensation plans, supplemental executive retirement plans, healthcare plans, disability plans, severance benefit plans, incentive and retention plans, programs and payments, life and accidental death and dismemberment insurance plans, and programs of the Debtors listed in the Plan Supplement, and all amendments and modifications thereto listed in the Plan Supplement, applicable to the Debtors’ and their Affiliates’ employees, former employees, retirees, and non-employee directors and the employees, former employees, and retirees of their subsidiaries.

26. “Confirmation” means entry of the Confirmation Order on the docket of the Chapter 11 Cases.

27. “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

28. “Confirmation Hearing” means the hearing(s) before the Bankruptcy Court under section 1128 of the Bankruptcy Code at which the Debtors seek entry of the Confirmation Order.

29. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code.

30. “Consenting TLB Lenders” means the TLB Lenders (or investment advisors or collateral managers to any TLB Lender) that are or become parties to the Plan Support Agreement.

31. “Consummation” means the occurrence of the Effective Date.

32. “Cure” means all amounts, including an amount of $0.00, required to cure any monetary defaults under any Executory Contract or Unexpired Lease (or such lesser amount as may be agreed upon by the parties under an Executory Contract or Unexpired Lease) that is to be assumed by the Debtors pursuant to sections 365 or 1123 of the Bankruptcy Code.

33. “Debtors” means, collectively, Seadrill Partners LLC, Seadrill Texas LLC, Seadrill Hungary Kft., Seadrill Deepwater Drillship Ltd., Seabras Rig Holdco Kft., Seadrill Partners Operating LLC, Seadrill Ghana Operations Ltd., Seadrill Partners Malaysia Sdn Bhd., Seadrill Auriga Hungary Kft., Seadrill Polaris Ltd., Seadrill Gulf Operations Auriga LLC, Seadrill Canada Ltd., Seadrill Partners Finco LLC, Seadrill T-15 Ltd., Seadrill Gulf Operations Sirius LLC, Seadrill Partners B.V., Seadrill T-16 Ltd., Seadrill Capricorn Holdings LLC, Seadrill Gulf Operations Vela LLC, Seadrill Operating LP, Seadrill US Gulf LLC, Seadrill China Operations Ltd., Seadrill Operating GP LLC, Seadrill International Ltd., Seadrill Vela Hungary Kft., Seadrill OPCO Sub LLC, Seadrill Leo Ltd., Seadrill Vencedor Ltd., and Seadrill Mobile Units (Nigeria) Ltd.

34. “Definitive Documentation” means the definitive documents and agreements governing the Restructuring Transactions (including any related orders, agreements, instruments, schedules, exhibits, or documents) that are contemplated by and referenced in the Plan (as amended, modified, or supplemented from time to time), including: (a) the Plan (and all exhibits and other documents and instruments related thereto); (b) the Plan Support Agreement (including the “Definitive Documents” as defined therein); (c) the New Management Services Agreements; (d) the Plan Supplement; (e) the Disclosure Statement; (f) the Solicitation Materials; (g) the Disclosure Statement Order; and (h) the Confirmation Order.

35. “Description of Transaction Steps” means the description of the steps to be carried out to effectuate the Restructuring Transactions in accordance with the Plan and as set forth in the Plan Supplement as determined by the Debtors and the Required Consenting Lenders.

36. “Disclosure Statement” means the Disclosure Statement Relating to the Joint Chapter 11 Plan of Reorganization, dated as of February 12, 2021, as may be amended, supplemented, or modified from time to time, including all exhibits and schedules thereto and references therein that relate to the Plan, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law.

37. “Disclosure Statement Order” means, once entered, the order (and all exhibits thereto) of the Bankruptcy Court conditionally approving the Disclosure Statement and Solicitation Materials, and allowing solicitation of the Plan to commence (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

38. “Disputed” means a Claim or an Interest or any portion thereof: (a) that is not Allowed; (b) that is not disallowed under the Plan, the Bankruptcy Code, or a Final Order, as applicable; and (c) with respect to which a party in interest has Filed a Proof of Claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order, or approval of the Bankruptcy Court.

39. “Distribution Agent” means, as applicable, the Reorganized Debtors or any Entity the Reorganized Debtors select to make or to facilitate distributions in accordance with the Plan. For the avoidance of doubt, the Agent shall not act as the Distribution Agent with respect to the distribution of New Common Stock pursuant to the Plan.

40. “Distribution Date” means, except as otherwise set forth herein, the date or dates determined by the Debtors or the Reorganized Debtors, on or after the Effective Date, upon which the Distribution Agent shall make distributions to Holders of Allowed Claims entitled to receive distributions under the Plan.

41. “Effective Date” means the date that is the first Business Day after the Confirmation Date on which all conditions precedent to the occurrence of the Effective Date set forth in Article IX.A of the Plan have been satisfied or waived in accordance with Article IX.B of the Plan or such other date as may be agreed between the Debtors and the Required Consenting Lenders.

42. “Employee Incentive Plan” means a post-Effective Date employee incentive plan, which may be implemented by the Reorganized Debtors and that may (a) reserve a portion of the New Common Stock, in an amount to be determined by the New HoldCo Board, on a fully diluted, fully distributed basis, for grants that may be made from time to time to directors and employees of the Reorganized Debtors, solely as determined by the New HoldCo Board; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) determined at the discretion of the New HoldCo Board.

43. “Energy Drilling” means Energy Drilling Management Pte. Ltd.

44. “Energy Drilling MSA” means that certain Management Agreement dated as of January 20, 2021 by and between Seadrill Partners LLC and Energy Drilling, as the manager thereunder, for the management and operation of the Debtors’ tender rig vessels.

45. “Energy Drilling Order” means the Order Approving Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter Into a New Management Agreement with Energy Drilling Management Pte Ltd for the Debtors’ Tender Rigs, and (B) Granting Related Relief [Docket No. 248].

46. “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

47. “Estate” means the estate of any Debtor created under sections 301 and 541 of the Bankruptcy Code upon the commencement of the applicable Debtor’s Chapter 11 Case.

48. “Exculpated Party” means each of, and in each case, in its capacity as such: (a) the Debtors; (b) the Agent; (c) Deutsche Bank AG New York Branch, as the prior administrative and collateral agent under the TLB Credit Agreement; (d) the Consenting TLB Lenders; (e) the Ad Hoc Committee and each member thereof; and (f) with respect to each of the foregoing Entities in clause (a) through (e), such Entity’s Related Parties. For the avoidance of doubt, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each, solely in their capacity as such) shall be an Exculpated Party.

49. “Executory Contract” means a contract or lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 or 1123 of the Bankruptcy Code.

50. “File,” “Filed,” or “Filing” means file, filed, or filing in the Chapter 11 Cases with the Bankruptcy Court or, with respect to the filing of a Proof of Claim, the Notice and Claims Agent or the Bankruptcy Court.

51. “Final Decree” means the decree contemplated under Bankruptcy Rule 3022.

52. “Final Order” means an order of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, modified or amended, that is not stayed, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be Filed has been resolved by the highest court to which the order could be appealed or from which certiorari could be sought or the new trial, reargument or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice.

53. “General Unsecured Claim” means any Claim that is not a Secured Claim and is not: (a) an Administrative Claim; (b) an Intercompany Claim; (c) a Section 510(b) Claim; (d) an Other Priority Claim; or (e) a Priority Tax Claim. For the avoidance of doubt, any TLB Deficiency Claim, Rejection Damages Claim, and, solely with respect to voting to accept or reject the Plan, Specified SDLP Claim, is a General Unsecured Claim.

54. “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

55. “Holder” means any Entity that is the legal and/or beneficial owner of a Claim or Interest as of the applicable date of determination. For the avoidance of doubt, if a Claim is subject to an unsettled trade as of the Voting Deadline, the Holder shall be deemed to be the Entity that will be the legal and/or beneficial owner of such claim after such trade has settled, consistent with the Disclosure Statement Order.

56. “Impaired” means, with respect to a Class of Claims or Interests, a Class of Claims or Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

57. “Indemnification Provisions” means each of the Debtors’ indemnification provisions listed in the Plan Supplement in place as of the Effective Date, whether in the Debtors’ bylaws, certificates of incorporation, other formation documents, board resolutions, or contracts for the current directors and officers and current and former [employees, professionals, and agents] of the Debtors, and their respective Affiliates.

58. “Intercompany Claim” means any Claim against a Debtor held by a Debtor or by the SDLP Non-Debtors; provided that, solely for purposes of voting to accept or reject the Plan, the Specified SDLP Claims shall be classified in Class 5; provided, further, that, for the avoidance of doubt, Intercompany Claims shall not include any Claims against a Debtor held by any Seadrill Parties or their non-Debtor Affiliates.

59. “Intercompany Interest” means an Interest held by another Debtor.

60. “Interest” means the common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Debtor, including, without limitation, options, warrants, rights, or other securities or agreements to acquire the common stock, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (whether or not arising under or in connection with any employment agreement).

61. “Interim Compensation Order” means the Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals [Docket No. 125] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

62. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

63. “MSA Stipulation” means the Stipulation and Order Authorizing the Debtors to Provide Adequate Assurance of Payment [Docket No. 106] (as amended, modified, or supplemented from time to time in accordance with the terms thereof).

64. “New Common Stock” means the equity securities of New HoldCo to be issued on the Effective Date.

65. “New HoldCo” the Entity that will be the ultimate parent of the Reorganized Debtors and the issuer of the New Common Stock, which Entity shall be (a) (i) Seadrill Partners LLC or any successor or assign thereto, by merger, consolidation, reorganization, or otherwise or (ii) a newly-formed corporation, limited liability company, partnership, or other entity that may be formed to, among other things, directly or indirectly acquire all of the assets and/or stock of the Debtors, in each case, in accordance with the Description of Transaction Steps and (b) selected by the Required Consenting Lenders in consultation with the Debtors.

66. “New HoldCo Board” means the Board of Directors of New HoldCo established in accordance with the New Organizational Documents. The New HoldCo Board will consist of (i) the Reorganized Debtors’ chief executive officer and (ii) the other directors selected by the Required Consenting Lenders. To the extent known with respect to such directors, information required to be disclosed in accordance with section 1129(a)(5) of the Bankruptcy Code shall be disclosed in the Plan Supplement.

67. “New Management Services Agreements” means, together, the Energy Drilling MSA and the Vantage Drilling MSA.

68. “New MSA Providers” means Energy Drilling, Vantage Drilling, and any other non-Debtor counterparties to the New Management Services Agreements.

69. “New Organizational Documents” means the documents providing for corporate governance of the Reorganized Debtors, including charters, bylaws, operating agreements, or other organizational documents or shareholders’ agreements, as applicable, consistent with the Plan Support Agreement and section 1123(a)(6) of the Bankruptcy Code (as applicable).

70. “Notice and Claims Agent” means Prime Clerk LLC, the notice, claims, and solicitation agent for the Debtors in the Chapter 11 Cases.

71. “Ordinary Course Professional” means an Entity (other than a Professional) retained and compensated by the Debtors in accordance with the Ordinary Course Professionals Order.

72. “Ordinary Course Professionals Order” means the Order (I) Authorizing the Retention and Compensation of Certain Professionals Utilized in the Ordinary Course of Business and (II) Granting Related Relief [Docket No. 163] (as amended, modified or supplemented from time to time in accordance with the terms thereof).

73. “Other Priority Claim” means any Claim other than an Administrative Claim or a Priority Tax Claim entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

74. “Other Secured Claim” means any Secured Claim, other than a Super Senior Term Loan Claim and TLB Secured Claim, including any Secured Tax Claim.

75. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

76. “Petition Date” means December 1, 2020, the date on which the Chapter 11 Cases were commenced.

77. “Plan” means this Chapter 11 plan, as altered, amended, modified, or supplemented from time to time in accordance with the terms hereof and the Plan Support Agreement, including the Plan Supplement and all exhibits, supplements, appendices, and schedules thereto.

78. “Plan Supplement” means any compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan, each of which shall be in form and substance reasonably acceptable to the Agent with respect to any provisions relating to the Agent, which shall be Filed by the Debtors, to the extent reasonably practicable, on or before the Voting Deadline or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, and additional documents Filed with the Bankruptcy Court prior to the Effective Date as amendments to the Plan Supplement. The Debtors shall have the right to amend the documents contained in, and exhibits to, the Plan Supplement through the Effective Date, subject to the terms of the Plan, the Confirmation Order, and the Plan Support Agreement, and, with respect to any provisions relating to the Agent, shall be otherwise in form and substance reasonably acceptable to the Agent.

79. “Plan Support Agreement” means that certain Plan Support Agreement, dated as of February 12, 2021, by and among the Debtors and the Plan Support Parties, including all exhibits and attachments thereto, as such agreement may be amended from time to time in accordance with its terms, a copy of which is attached to the Disclosure Statement as Exhibit B.

80. “Plan Support Parties” means, collectively, the signatories to the Plan Support Agreement and the other parties who executed and delivered signature pages thereto.

81. “Plan Value” has the meaning set forth in the Plan Supplement.

82. “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

83. “Pro Rata” means the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Interests in that Class.

84. “Professional” means an Entity employed in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to sections 327, 328, 329, 330, and 331 of the Bankruptcy Code.

85. “Professional Fee Claim” means any Administrative Claim for the compensation of Professionals and the reimbursement of expenses incurred by such Professionals through and including the Confirmation Date to the extent such fees and expenses have not been paid pursuant to an order of the Bankruptcy Court. To the extent the Bankruptcy Court denies or reduces by a Final Order any amount of a Professional’s requested fees and expenses, then the amount by which such fees or expenses are reduced or denied shall reduce the applicable Professional Fee Claim.

86. “Professional Fee Escrow Account” means an account funded by the Debtors with Cash on the Effective Date in an amount equal to the Professional Fee Escrow Amount.

87. “Professional Fee Escrow Amount” means the aggregate amount of unpaid fees and expenses the Professionals estimate they have incurred or will incur in rendering services to the Debtors prior to and including the Confirmation Date, which estimates Professionals shall deliver to the Debtors as set forth in as set forth in Article II.B of the Plan.

88. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

89. “Reinstate,” “Reinstated,” or “Reinstatement” means with respect to Claims and Interests, that the Claim or Interest shall be rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.

90. “Rejected Executory Contract and Unexpired Lease List” means the list, as determined by the Debtors or the Reorganized Debtors, as applicable, of Executory Contracts and Unexpired Leases that will be rejected by the Reorganized Debtors pursuant to the Plan, which list shall be included in the Plan Supplement.

91. “Rejection Damages Claim” mean any Claim arising from the rejection of an Executory Contract and Unexpired Lease pursuant to (a) the Plan or (b) any Bankruptcy Court order.

92. “Related Party” means each of, solely in their capacity as such, current directors and officers and current and former [affiliated investment funds or investment vehicles, investment advisors, collateral managers, predecessors, successors, assigns, subsidiaries, partners, limited partners, general partners, principals, members, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, and other professionals]; provided, however, that notwithstanding anything herein to the contrary, no current or former shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party shall be a Related Party.

93. “Released Party” means each of, and in each case, in its capacity as such: (a) the Agent; (b) the Consenting TLB Lenders; (c) the Ad Hoc Committee and each of its members; (d) all Releasing Parties; (e) each Related Party of each Entity in clauses (a) through (c); and (f) each Related Party of each Debtor; provided, however, that notwithstanding anything herein to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each, solely in their capacity as such) shall be a Released Party.

94. “Releasing Party” means each of, and in each case, in its capacity as such: (a) the Agent; (b) each Consenting TLB Lender; (c) all Holders of Claims or Interests, solely in their capacities as such, that (i) are presumed to accept the Plan and who do not opt out of the releases in the Plan, (ii) vote to accept the Plan and who do not opt out of the releases in the Plan, (iii) abstain from voting on the Plan and who do not opt out of the releases in the Plan, (iv) vote to reject the Plan and who do not opt out of the releases in the Plan, or (v) are deemed to reject the Plan and who do not opt out of the releases in the Plan; and (d) each Related Party of each Entity in clause (a) through (c); provided, however, that no Seadrill Party shall be a Releasing Party.

95. “Reorganized Debtor” means a Debtor, or any successor or assign thereto, by merger, amalgamation, consolidation, or otherwise, on and after the Effective Date, including New HoldCo.

96. “Required Consenting Lenders” means: (i) for so long as the Ad Hoc Committee holds at least 66.67% of the aggregate outstanding principal amount of TLB Claims as of the relevant date, Consenting TLB Lenders that are members of the Ad Hoc Committee that hold at least 50.01% of the aggregate outstanding principal amount of TLB Claims that are held by the Ad Hoc Committee as of the relevant date; or (ii) to the extent that the Ad Hoc Committee does not hold at least 66.67% of the aggregate outstanding principal amount of TLB Claims as of the relevant date, Consenting TLB Lenders holding at least 50.01% of the aggregate outstanding principal amount of TLB Claims that are held by Consenting TLB Lenders as of the relevant date.

97. “Restructuring Expenses” means the reasonable and documented fees and expenses incurred by each of the Agent, Deutsche Bank AG New York Branch, as the prior administrative and collateral agent under the TLB Credit Agreement, and the Ad Hoc Committee in connection with the restructuring, including, but not limited to, the fees and expenses of their respective legal and financial advisors) and any indemnity claims whether incurred prior to or after the Petition Date, without the requirement for the filing of retention applications, fee applications or any other applications in the Chapter 11 Cases, which in each case, shall be Allowed in full and shall not be subject to any offset, defense, counterclaim, reduction, or credit of any kind whatsoever.

98. “Restructuring Transactions” means the transactions described in Article IV.B.

99. “SDLP” means Seadrill Partners LLC, a company incorporated under the Laws of the Republic of the Marshall Islands.

100. “SDLP Non-Debtors” means, collectively, (a) Seadrill Auriga UK Ltd., (b) Seadrill Capricorn Ltd., (c) Seadrill Ireland Ltd., (d) Seadrill Partners Contracting Ltd., (e) Seadrill Partners Deepwater Services Ltd., (f) Seadrill Partners Labuan Ltd., (g) Seadrill Sirius UK Ltd., (h) Seadrill Vela UK Ltd., and (i) Seadrill Partners Servicos de Perfuracao Ltda.

101. “SDLP OpCo Parties” means, collectively, Seadrill Capricorn Holdings LLC, Seadrill Deepwater Drillship Ltd., Seadrill Mobile Units (Nigeria) Ltd., and Seadrill Operating LP.

102. “Seadrill MSAs” means, collectively, the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, and any related agreements between any of the Debtors and Seadrill Management Ltd., a company organized under the Laws of England and Wales, or such other entity that may be designated as manager from time to time, including but not limited to all Subsidiary MSAs.

103. “Seadrill Parties” means (a) Seadrill Limited, a company incorporated under the Laws of Bermuda, (b) Seadrill Member LLC, a limited liability company organized under the Laws of the Republic of the Marshall Islands, (c) Seadrill Partners LLC Holdco Limited, a company incorporated under the Laws of Bermuda, (d) Seadrill New Finance Limited, a company incorporated under the Laws of Bermuda, (e) Seadrill Capricorn HoldCo Limited, a company incorporated under the Laws of Bermuda, (f) Seadrill Management Ltd., a company incorporated under the Laws of England and Wales, and (g) each of the other Entities listed on Schedule 1 hereto.

104. “Section 510(b) Claim” means any Claim arising from rescission of a purchase or sale of an equity security of the Debtors or an Affiliate of the Debtors for damages arising from the purchase or sale of such an equity security or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a Claim.

105. “Secured Claim” means any Claim that is: (a) secured by a Lien on collateral to the extent of the value of such collateral, as determined in accordance with section 506(a) of the Bankruptcy Code; or (b) subject to a valid right of setoff pursuant to section 553 of the Bankruptcy Code.

106. “Secured Tax Claim” means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

107. “Securities Act” means the U.S. Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, together with the rules and regulations promulgated thereunder, as amended from time to time, or any similar federal, state, or local law.

108. “Security” has the meaning set forth in section 2(a)(1) of the Securities Act.

109. “Solicitation Materials” means the solicitation materials with respect to the Plan.

110. “Specified SDLP Claims” means the Claims of certain Debtors other than SDLP, each as lender, against SDLP, as borrower. For purposes of Plan voting, the amount of the Specified SDLP Claims, in the aggregate, shall be not less than $[209,762,245].

111. “Subsidiary MSAs” means, collectively, (a) the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Partners LLC, (b) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Vencedor Ltd., (c) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill US Gulf LLC., (d) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill T-16 Ltd., (e) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill T-15 Ltd., (f) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Polaris Ltd., (g) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Leo Ltd., (h) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill International Limited, (i) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Hungary Kft., (j) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Gulf Operations Vela LLC., (k) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Gulf Operations Auriga LLC., (l) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Ghana Operations Ltd., (m) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Far East Ltd., (n) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Deepwater Drillship Ltd., (o) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill China Operations Ltd S.a.r.l., (p) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Canada Ltd., (q) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seadrill Auriga Hungary Kft., and (r) the Management and Administrative Services Agreement, dated as of September 11, 2017, by and between Seadrill Management Ltd. and Seabras Rig Holdco Kft.

112. “Super Senior Term Loan Claims” means any Claim constituting “Revolving Loans” as defined in the TLB Credit Agreement and arising under or in connection with the making of such Revolving Loans by the holder of such Claim pursuant to (a) the Consent and Amendment No. 3, dated as of July 30, 2020, to the TLB Credit Agreement or (b) the Consent and Amendment No. 4, dated as of October 30, 2020, to the TLB Credit Agreement.

113. “TLB Claim” means any Claim arising under or in connection with the TLB Credit Agreement or the TLB Finance Documents, including Claims based on a Debtor’s guarantee of obligations thereunder and Claims arising under any hedging agreement.

114. “TLB Credit Agreement” means that certain Credit Agreement, dated as of February 21, 2014, as amended by (a) the Amendment and Restatement Agreement, dated as of June 26, 2014, (b) the Amendment No. 1, dated as of February 12, 2018, (c) the Amendment No. 2, dated as of March 12, 2018, (d) the Consent and Amendment No. 3, dated as of July 30, 2020, and (e) the Consent and Amendment No. 4, dated as of October 30, 2020 (as further amended, restated, amended and restated, supplemented, waived, or otherwise modified from time to time), among Seadrill Operating LP, SDLP, Finco LLC, and Seadrill Capricorn Holdings LLC as borrowers, the guarantors party thereto, the Agent, and the TLB Lenders.

115. “TLB Deficiency Claim” means any TLB Claim that is not a Secured Claim.

116. “TLB Finance Documents” means, collectively, all related agreements, indentures, documents (including security, collateral or pledge agreements, or documents), mortgages, or instruments executed or delivered in connection with the TLB Credit Agreement.

117. “TLB Lenders” means the lenders under the TLB Credit Agreement from time to time.

118. “TLB Secured Claim” means any TLB Claim that is a Secured Claim, excluding the Super Senior Term Loan Claims.

119. “Transfer” means to sell, resell, reallocate, use, pledge, assign, transfer, hypothecate, participate, donate, or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales, or other transactions); provided, however, that holding Certificates in an account with a broker-dealer where the broker-dealer holds a security interest or other encumbrance over property in the account generally, which security interest or other encumbrance is released upon transfer of such securities, shall not constitute a “Transfer” under the Plan.

120. “Unclaimed Distribution” means any distribution under the Plan on account of an Allowed Claim or Allowed Interest to a Holder that has not: (a) accepted a particular distribution or, in the case of distributions made by check, negotiated such check; (b) given notice to the Reorganized Debtors of an intent to accept a particular distribution; (c) responded to the Debtors’ or Reorganized Debtors’ requests for information necessary to facilitate a particular distribution; or (d) taken any other action necessary to facilitate such distribution.

121. “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

122. “Unimpaired” means a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

123. “Vantage Drilling” means Vantage Drilling International.

124. “Vantage Drilling MSA” means, collectively, that certain Framework Agreement dated as of February 9, 2021 by and among the Debtors and Vantage Drilling, as the manager thereunder, and the contemplated form marketing agreements and form management agreements under the Framework Agreement between the applicable Debtors or their affiliates and Vantage Drilling or the applicable Vantage Drilling affiliated entity.

125. “Vantage Drilling MSA Motion” means the Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter Into a New Framework Agreement with Vantage Drilling International for the Debtors’ Fleet Vessels, and (B) Granting Related Relief [Docket No. 266].

126. “Vantage Drilling Order” means a final, non-appealable order entered by the Bankruptcy Court approving the Debtors entry into the Vantage Drilling MSA pursuant to the Vantage Drilling MSA Motion.

127. “Voting Deadline” means April 1, 2021 at 11:59 p.m. prevailing Central Time.

B. Rules of Interpretation

For purposes of the Plan: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, shall mean such document, schedule, or exhibit, as it may have been or may be amended, modified, or supplemented; (d) unless otherwise specified, all references herein to “Articles” and “Sections” are references to Articles and Sections, respectively, hereof or hereto; (e) the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to any particular portion of the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (h) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable; (i) references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (j) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; and (k) any immaterial effectuating provisions may be interpreted by the Debtors, with the consent of the Required Consenting Lenders, or the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

C. Computation of Time

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

D. Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the jurisdiction of incorporation or formation of the relevant Debtor or Reorganized Debtor, as applicable.

E. Reference to Monetary Figures

All references in the Plan to monetary figures refer to currency of the United States of America, unless otherwise expressly provided.

F. Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors mean the Debtors and the Reorganized Debtors to the extent the context requires.

G. Controlling Document

In the event of an inconsistency between the Plan and the Plan Support Agreement, the terms of the Plan shall control in all respects, except as set forth in Article I.H below. In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects. In the event of an inconsistency between the Plan and the Plan Supplement, the applicable Plan Supplement document shall control. In the event of any inconsistency between the Confirmation Order and of the Plan, the Disclosure Statement, the Plan Support Agreement, and the Plan Supplement, the Confirmation Order shall control.

H. Plan Support Agreement

Notwithstanding anything to the contrary in this Plan, the Plan Supplement, or the Disclosure Statement, the Plan Support Agreement, including all consent rights therein, with respect to the form and substance of the Plan, the Plan Supplement, and any other documents relating to the Restructuring Transactions, including any amendments, restatements, supplements, or other modifications to such documents and any consents, waivers, or other deviations under or from any such documents, shall be incorporated by reference herein and fully enforceable as if stated in full herein. Solely with respect to any consent or consultation rights in this Plan, in the event of an inconsistency between the Plan, the Plan Supplement, the Disclosure Statement, and the Plan Support Agreement, the terms of the Plan Support Agreement shall control.

ARTICLE II

ADMINISTRATIVE AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Professional Fee Claims, and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims set forth in Article III of the Plan.

A. Administrative Claims

Unless otherwise agreed to by the Holder of an Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of Professional Fee Claims, Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code), and Restructuring Expenses will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (a) if an Administrative Claim is Allowed on or prior to the Effective Date, on the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (b) if such Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (c) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative Claim; (d) at such time and upon such terms as may be agreed upon by such Holder and the Debtors or the Reorganized Debtors, as applicable; or (e) at such time and upon such terms as set forth in an order of the Bankruptcy Court. For the avoidance of doubt, the amount and validity of any Administrative Claim arising under or in connection with the Seadrill MSAs or any transition services arrangement shall be determined in the manner set forth in the MSA Stipulation, and the amount of any Administrative Claim asserted by any Seadrill Party shall be determined in a manner consistent with Section 503(b)(1) of the Bankruptcy Code.

Except as otherwise provided in this Article II.A of the Plan, and except with respect to Administrative Claims that are Professional Fee Claims, requests for payment of Administrative Claims must be Filed with the Bankruptcy Court and served on the Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claims Bar Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed with the Bankruptcy Court and served on the Debtors and the requesting party no later than 60 days after the Effective Date. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with the Bankruptcy Court with respect to an Administrative Claim previously Allowed.

Notwithstanding anything to the contrary contained herein, any unpaid Restructuring Expenses shall constitute an Allowed Administrative Claim and shall be paid in accordance with the Plan Support Agreement in full in Cash on the Effective Date or as soon as practicable thereafter. All Restructuring Expenses to be paid on the Effective Date shall be estimated prior to and as of the Effective Date and such estimates shall be delivered to the Debtors at least two (2) Business Days before the anticipated Effective Date; provided that such estimates shall not be considered an admission or limitation with respect to such Restructuring Expenses. On the Effective Date, invoices for Restructuring Expenses incurred prior to and as of the Effective Date shall be submitted to the Reorganized Debtors; provided that, to the extent any invoices for any unpaid Restructuring Expenses are delivered to the Reorganized Debtors after the Effective Date, such invoices shall be paid in full in Cash as soon as reasonably practicable after the Effective Date.

B. Professional Fee Claims

1. Final Fee Applications and Payment of Professional Fee Claims

All final requests for payment of Professional Fee Claims incurred during the period from the Petition Date through the Confirmation Date shall be Filed no later than 45 days after the Effective Date. All such final requests will be subject to approval by the Bankruptcy Court after notice and a hearing in accordance with the procedures established by the Bankruptcy Code, Bankruptcy Rules, and prior orders of the Bankruptcy Court, including the Interim Compensation Order, and once approved by the Bankruptcy Court, shall be promptly paid from the Professional Fee Escrow Account up to the full Allowed amount. To the extent that funds held in the Professional Fee Escrow Account are insufficient to satisfy the amount of Professional Fee Claims owing to the Professionals, such Professionals shall have an Allowed Administrative Claim for any such deficiency, which shall be satisfied in accordance with Article II.A of the Plan.

2. Professional Fee Escrow Amount

As soon as possible after Confirmation and not later than the Effective Date, the Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow Account shall be maintained in trust for the Professionals. Such funds shall not be considered property of the Debtors’ Estates. The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals from funds held in the Professional Fee Escrow Account as soon as reasonably practicable after such Claims are Allowed by a Final Order. When all such Allowed amounts owing to Professionals have been paid in full, any remaining amount in the Professional Fee Escrow Account shall promptly be transferred to the Reorganized Debtors.

3. Allocation and Estimation of Professional Fees and Expenses

Professionals shall reasonably estimate their unpaid Professional Fee Claims and other unpaid fees and expenses incurred before and as of the Confirmation Date, and shall deliver such estimate to the Debtors by the earlier of (a) five Business Days after the Confirmation Date and (b) two Business Days prior to the Effective Date; provided that such estimate shall not be considered an admission with respect to the fees and expenses of such Professional and such Professionals are not bound to any extent by the estimates. If a Professional does not provide an estimate, the Debtors may estimate the unbilled fees and expenses of such Professional.

4. Post-Confirmation Date Fees and Expenses

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Reorganized Debtors will, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses incurred by the Reorganized Debtors. Upon the Confirmation Date, any requirement that Professionals and Ordinary Course Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code, the Interim Compensation Order, or the Ordinary Course Professionals Order, in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional or Ordinary Course Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

C. Priority Tax Claims

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code and, for the avoidance of doubt, Holders of Allowed Priority Tax Claims will receive interest on such Allowed Priority Tax Claims after the Effective Date in accordance with sections 511 and 1129(a)(9)(C) of the Bankruptcy Code.

ARTICLE III

CLASSIFICATION, TREATMENT, AND VOTING OF CLAIMS AND INTERESTS

A. Classification of Claims and Interests

Except for the Claims addressed in Article II of the Plan, all Claims and Interests are classified in the Classes set forth below in accordance with section 1122 of the Bankruptcy Code. A Claim or an Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

Class	Claim or Interest	Status	Voting Rights
1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
3	Super Senior Term Loan Claims	Impaired	Entitled to Vote
4	TLB Secured Claims	Impaired	Entitled to Vote
5	General Unsecured Claims	Impaired	Entitled to Vote
6	Intercompany Claims	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept / Deemed to Reject)
7	Intercompany Interests	Unimpaired / Impaired	Not Entitled to Vote (Presumed to Accept / Deemed to Reject)
8	Interests in SDLP	Impaired	Not Entitled to Vote (Deemed to Reject)
9	Interests in SDLP OpCo Parties	Impaired	Not Entitled to Vote (Deemed to Reject)
10	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)

B. Treatment of Classes of Claims and Interests

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Allowed Interest, except to the extent different treatment is agreed to by the Reorganized Debtors and the Holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Effective Date or as soon as reasonably practicable thereafter.

1. Class 1 — Other Secured Claims

(a)	Classification: Class 1 consists of all Other Secured Claims against the Debtors.

(b)

Treatment: Each Holder of an Allowed Other Secured Claim shall receive, as determined by the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld):

(i)	payment in full in Cash of its Allowed Other Secured Claim;

(ii)	the collateral securing its Allowed Other Secured Claim;

(iii)	Reinstatement of its Allowed Other Secured Claim; or

(iv)	such other treatment rendering its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)

Voting: Class 1 is Unimpaired under the Plan. Holders of Allowed Other Secured Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

2. Class 2 — Other Priority Claims

(a)	Classification: Class 2 consists of all Other Priority Claims against the Debtors.

(b)

Treatment: Each Holder of an Allowed Other Priority Claim shall receive Cash in an amount equal to such Allowed Other Priority Claim, or such other treatment as may be agreed among the Holder of such Other Priority Claim, the Debtors, and the Required Consenting Lenders.

(c)

Voting: Class 2 is Unimpaired under the Plan. Holders of Allowed Other Priority Claims are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

3. Class 3 — Super Senior Term Loan Claims

(a)	Classification: Class 3 consists of all Super Senior Term Loan Claims.

(b)

Treatment: On the Effective Date, each Holder of an Allowed Class 3 Claim shall receive its Pro Rata share of the New Common Stock (subject to dilution by any future issuances of New Common Stock or any New Common Stock that may be issued pursuant to the Employee Incentive Plan, if any) in an amount to be determined consistent with the Plan Support Agreement.

(c)	Voting: Class 3 is Impaired under the Plan. Therefore, Holders of Allowed Claims in Class 3 are entitled to vote to accept or reject the Plan.

4. Class 4 — TLB Secured Claims

(a)	Classification: Class 4 consists of all TLB Secured Claims.

(b)

Treatment: On the Effective Date, each Holder of an Allowed Class 4 Claim shall receive its Pro Rata share of the New Common Stock (subject to dilution by any future issuances of New Common Stock or any New Common Stock that may be issued pursuant to the Employee Incentive Plan, if any) in an amount to be determined consistent with the Plan Support Agreement, unless such Holder elects to receive the Cash Out Amount per $1,000 of Allowed Class 4 Claims in Cash, subject to the Cash Cap (the “Class 4 Cash Election”). If the total Class 4 Cash Elections would result in distributions of Cash to Holders of Allowed Class 4 Claims in excess of the Cash Cap, then each Holder of an Allowed Class 4 Claim that elected to receive Cash shall receive its Pro Rata share of: (i) the Cash Cap amount in Cash and (ii) New Common Stock of the value equal to the balance of the recovery such Holder would have received in the absence of the Cash Cap.

For the avoidance of doubt, any TLB Deficiency Claim shall be classified as a Class 5 General Unsecured Claim; provided, however, that if (i) Class 4 votes to accept the Plan and (ii) Holders of Class 5 Claims vote to accept the Plan, the TLB Deficiency Claims shall not be entitled to any distribution under the Plan and shall be deemed canceled, released, and extinguished.

(c)	Voting: Class 4 is Impaired under the Plan. Therefore, Holders of Allowed Claims in Class 4 are entitled to vote to accept or reject the Plan.

5. Class 5 — General Unsecured Claims

(a)	Classification: Class 5 consists of all General Unsecured Claims.

(b)

Treatment: As of the Effective Date, each Holder of an Allowed General Unsecured Claim shall receive its Pro Rata share of an amount of Cash to be determined consistent with the Plan Support Agreement.[2]

(c)	Voting: Class 5 is Impaired under the Plan. Therefore, Holders of Allowed Claims in Class 5 are entitled to vote to accept or reject the Plan.

6. Class 6 — Intercompany Claims

(a)	Classification: Class 6 consists of all Intercompany Claims against the Debtors.

(b)

Treatment: On the Effective Date, Intercompany Claims shall, at the election of the applicable Debtor with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld), be (i) Reinstated, (ii) converted to equity, or (iii) otherwise extinguished, compromised, addressed, canceled and released, or settled, in each case, in accordance with the Description of Transaction Steps.

(c)

Voting: Class 6 is either Unimpaired, in which case the Holders of Allowed Intercompany Claims in Class 6 are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code, or Impaired, and not receiving any distribution under the Plan, in which case the Holders of such Allowed Intercompany Claims in Class 6 are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, each Holder of an Allowed Intercompany Claim in Class 6 will not be entitled to vote to accept or reject the Plan.

[2]

For the avoidance of any doubt, this treatment is without prejudice to the Debtors’ right to pay any ordinary course prepetition trade vendor claims pursuant to any first day orders, subject to the terms thereof.

7. Class 7 — Intercompany Interests

(a)	Classification: Class 7 consists of Intercompany Interests.

(b)

Treatment: As of the Effective Date, each Intercompany Interest shall either be (i) Reinstated or (ii) merged, contributed, addressed, or canceled and released, at the option of the Debtors with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld), in each case, in accordance with the Description of Transaction Steps.

(c)

Voting: Holders of Allowed Intercompany Interests are either (i) Unimpaired and such Holders of Intercompany Interests are conclusively presumed to have accepted the Plan under section 1126(f) of the Bankruptcy Code or (ii) Impaired and such Holders of Allowed Class 7 Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Allowed Intercompany Interests are not entitled to vote to accept or reject the Plan.

8. Class 8 — Interests in SDLP

(a)	Classification: Class 8 consists of Interests in SDLP.

(b)

Treatment: On the Effective Date, Holders of Interests in SDLP will not receive any distribution on account of such Interests, which will be canceled, released, and extinguished and will be of no further force or effect.

(c)

Voting: Class 8 is Impaired and not receiving any distribution under the Plan. Therefore, Holders of Allowed Interests in SDLP in Class 8 are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

9. Class 9 — Interests in SDLP OpCo Parties Other than Intercompany Interests3

(a)	Classification: Class 9 consists of all Interests (excluding, for the avoidance of doubt, Intercompany Interests) in SDLP OpCo Parties.

(b)

Treatment: As of the Effective Date, Interests in SDLP OpCo Parties will be canceled, released, and extinguished and will be of no further force and effect, and Holders of Interests in SDLP OpCo Parties shall not receive any distribution on account of such Interests.

(c)

Voting: Class 9 is Impaired and not receiving any distribution under the Plan. Therefore, Holders of Allowed Interests in Class 9 are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code and are not entitled to vote to accept or reject the Plan.

[3]

For the avoidance of doubt, Intercompany Interests and the treatment thereof are not affected in any manner by the treatment of Interests in SDLP OpCo Parties. Interests in SDLP OpCo Parties held by the Debtors are included in Intercompany Interests and, therefore, not affected by the treatment of Class 9.

10. Class 10 — Section 510(b) Claims

(a)	Classification: Class 10 consists of all Section 510(b) Claims.

(b)

Treatment: As of the Effective Date, Section 510(b) Claims will be canceled, released, and extinguished and will be of no further force and effect, and Holders of Section 510(b) Claims shall not receive any distribution on account of such Section 510(b) Claims.

(c)

Voting: Class 10 is Impaired and not receiving any distribution under the Plan. Therefore, Holders of Allowed Claims in Class 10 are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code, and are not entitled to vote to accept or reject the Plan.

C. Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claim, including all rights regarding legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claim.

D. Elimination of Vacant Classes

Any Class of Claims or Interests that does not have a Holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

E. Voting Classes; Presumed Acceptance by Non-Voting Classes

If a Class contains Claims eligible to vote and no Holder of Claims eligible to vote in such Class votes to accept or reject the Plan, the Plan shall be presumed accepted by the Holders of such Claims in such Class.

F. Subordinated Claims

The allowance, classification, and treatment of all Allowed Claims and Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, the Reorganized Debtors reserve the right to reclassify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

G. Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code

The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to modify the Plan in accordance with Article X of the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims or Interests to render such Class of Claims or Interests Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules.

H. Payments Pursuant to Cash Collateral Order

Pursuant to the critical and integrated global compromise on the Debtors’ consensual use of cash collateral, a result of good-faith, arm’s-length negotiations, nothing in this Plan shall affect the payment of postpetition interest or adequate protection payments made pursuant to the Cash Collateral Order and any outstanding interest or other payments owed under the Cash Collateral Order, including any outstanding professional fees payable thereunder, as of the Effective Date shall be paid on the Effective Date.

ARTICLE IV

PROVISIONS FOR IMPLEMENTATION OF THE PLAN

A. General Settlement of Claims and Interests

Pursuant to sections 363 and 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Interests and controversies resolved pursuant to the Plan, including resolution of intercompany liabilities, allocation of value among the Debtors, and treatment of Holders of General Unsecured Claims against each of the Debtors. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests and is fair, equitable, and is within the range of reasonableness. Subject to Article VI of the Plan, all distributions made to Holders of Allowed Claims and Interests in any Class are intended to be and shall be final.

B. Restructuring Transactions

On or before the Effective Date, the Debtors or the Reorganized Debtors, as applicable, shall take all actions set forth in the Description of Transaction Steps and shall take all actions as may be necessary or appropriate to effectuate the Restructuring Transactions, including, as applicable, establishing New HoldCo, and will take any actions as may be necessary or advisable to effect a corporate restructuring of their respective businesses or a corporate restructuring of the overall corporate structure of the Debtors, to the extent provided herein, the Description of Transaction Steps, or in the Definitive Documentation. The actions to implement the Restructuring Transactions may include, as applicable: (a) the execution and delivery of appropriate agreements, including any Definitive Documentation, or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable law and any other terms to which the applicable Entities, including the Debtors and the Consenting TLB Lenders, may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (c) the filing of appropriate certificates or articles of incorporation, formation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, dissolution, or other organizational documents pursuant to applicable law; (d) all transactions necessary to provide for the purchase of substantially all of the assets or Interests of any of the Debtors by one or more Entities to be wholly owned by New HoldCo, which purchase may be structured as a taxable transaction for United States federal income tax purposes; (e) the filing of a Form 15 with the Securities and Exchange Commission to deregister the Interests in SDLP under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and (f) all other actions that the applicable Reorganized Debtors determine to be necessary or advisable, including making filings or recordings that may be required by applicable law in connection with the Plan.

On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors, with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld) and otherwise consistent with the Description of Transaction Steps), may (1) cause any or all of the Reorganized Debtors to be merged into one or more of the Reorganized Debtors, dissolved, or otherwise consolidated, (2) cause the transfer of assets between or among the Reorganized Debtors, (3) use Cash on hand to pay all Restructuring Expenses, (4) change the name of one or more of the Reorganized Debtors to such name that may be determined in accordance with applicable law, and (5) engage in any other transaction in furtherance of the Plan, including for tax efficiency reasons; provided that such transactions are not inconsistent with the Restructuring Transactions or the other terms of the Plan. Subject to the prior written consent of the Required Consenting Lenders, any such transactions may be effective as of the Effective Date pursuant to the Confirmation Order without any further action by the stockholders, members, general or limited partners, or directors of any of the Debtors.

The Confirmation Order shall and shall be deemed to, pursuant to sections 1123 and 363 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including the Restructuring Transactions.

C. New Management Services Agreements

On January 20, 2021, the Debtors entered into the Energy Drilling MSA with Energy Drilling for the management and operation of the Debtors’ tender rig vessels. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore Group L.L.C. (“Evercore”), and Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”), as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Energy Drilling MSA. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Drilling for the management and operation of the Debtors’ fleet vessels. The Vantage Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore, and Sheppard Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Vantage Drilling MSA. On February 9, 2021, the Debtors filed the Vantage Drilling MSA Motion seeking Bankruptcy Court approval of their entry into the Vantage Drilling MSA.

D. Issuance and Distribution of New Common Stock

On the Effective Date, pursuant to the Description of Transaction Steps, applicable Holders of Claims shall receive the New Common Stock issued by New HoldCo in exchange for their respective Claims as set forth in Article III.B hereof. The issuance of the New Common Stock shall be authorized without the need for any further corporate action and without any further action by the Holders of any Claims or Interests. All of the New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. Each distribution and issuance of the New Common Stock under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. For the avoidance of doubt, each Entity’s acceptance of New Common Stock shall be deemed as its agreement to the terms of the New Organizational Documents, as the same may be amended or modified from time to time following the Effective Date in accordance with their terms.

E. Corporate Action

On or before the Effective Date, as applicable, all actions contemplated under the Plan and consistent with the Plan Support Agreement and the Description of Transaction Steps shall be deemed authorized and approved in all respects, including, without limitation: (1) selection of the directors and officers by the Required Consenting Lenders for the Reorganized Debtors; (2) the distribution of the New Common Stock; (3) implementation of the Restructuring Transactions; (4) all other actions contemplated under the Plan (whether to occur before, on, or after the Effective Date); (5) adoption of the New Organizational Documents; (6) the rejection, assumption, or assumption and assignment, as applicable, of Executory Contracts and Unexpired Leases; and (7) all other acts or actions contemplated or reasonably necessary or appropriate to promptly consummate the Restructuring Transactions contemplated by the Plan (whether to occur before, on, or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtor, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security Holders, directors, or officers of the Debtors or the Reorganized Debtors, as applicable. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Common Stock, the New Organizational Documents, and any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Article IV.E shall be effective notwithstanding any requirements under non-bankruptcy law.

F. Corporate Existence

Except as otherwise provided in the Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and by-laws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and by-laws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable law). For the avoidance of doubt, after the Effective Date, one or more of the Reorganized Debtors may be disposed of, dissolved, wound down, or liquidated without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

New HoldCo will be the issuer of the New Common Stock.

G. Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan (including, for the avoidance of doubt, the Restructuring Transactions), or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, all property in each Debtor’s Estate, all Causes of Action of the Debtors, and any property acquired by any of the Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided herein, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

H. Cancellation of Notes, Instruments, Certificates, and Other Documents

On the Effective Date, except as otherwise expressly provided in the Plan or the Confirmation Order, all notes, instruments, Certificates, and other documents evidencing Claims or Interests, as applicable, shall be cancelled and all obligations related to or arising out of the same of the Debtors or the Reorganized Debtors, as applicable, thereunder, or in any way related thereto shall be discharged; provided, however, that, notwithstanding entry of the Confirmation Order or the occurrence of the Effective Date, any credit document or agreement and any other instrument, Certificate, agreement, or other document that governs the rights, claims, or remedies of the Holder of a Claim shall continue in full force and effect solely for purposes of (a) allowing Holders of Allowed Claims to receive distributions under the Plan and/or allowing and preserving the rights of the Agent to make distributions to the TLB Lenders as provided herein and to take any actions to perform its obligations (if any) under the Plan and Confirmation Order and to enforce their rights and the rights of the holders of Claims or beneficial Holders under the applicable instruments, documents and agreements; (b) preserving all rights, remedies, indemnities, powers, and protections of the Agent as against any Person or Entity other that the Debtors, and any money or property distributable to the Holder of Claims or beneficial Holders under the relevant instrument (including any rights to priority of payment) and any exculpation of the Agent (which rights, remedies, indemnities, powers, and protections against all persons and entities other than the Debtors and against such distributable money or property and which exculpations shall survive and remain in full force and effect, and not be released, discharged or affected in any way by the terms of the Plan or the Confirmation Order); (c) allowing the Agent (including its advisors and agents) to appear and be heard in the Chapter 11 Cases, or in any proceeding in the Bankruptcy Court or any other court; and (d) permitting the Agent to enforce any obligation owed to it under the Plan.

I. New Organizational Documents

To the extent required under the Plan or applicable non-bankruptcy law, on or as soon as reasonably practicable after the Effective Date, except as otherwise provided in the Plan or the Description of the Transaction Steps, the Reorganized Debtors may file the New Organizational Documents with the applicable Secretary of State and/or other applicable authorities in the state, province, or country of incorporation in accordance with the applicable corporate laws of the respective state, province, or country of incorporation. Pursuant to section 1123(a)(6) of the

Bankruptcy Code, the New Organizational Documents will prohibit the issuance of non-voting equity securities. After the Effective Date, the Reorganized Debtors may amend and restate New Organizational Documents, and the Reorganized Debtors may file their respective certificates or articles of incorporation, bylaws, or such other applicable formation documents, and other constituent documents as permitted by the laws of the respective states, provinces, or countries of incorporation and the New Organizational Documents.

J. Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors and managers thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Plan Support Agreement, the Description of Transaction Steps, and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorizations, or consents except for those expressly required under the Plan.

K. Certain Securities Law Matters

The offering, issuance, and distribution of the New Common Stock, as contemplated by Article III.B hereof, shall be exempt, without further act or actions by any Entity, from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable securities laws requiring registration prior to the offering, issuance, distribution, or sale of Securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code. Any such New Common Stock issued in reliance on section 1145 of the Bankruptcy Code will be freely tradable in the United States by the recipients thereof, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an “underwriter” in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws and any rules and regulations of the United States Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments and subject to any restrictions in the New Organizational Documents.

To the extent that section 1145 of the Bankruptcy Code is inapplicable, the offering, issuance, exchange, or distribution of any Securities pursuant to the Plan is or shall be conducted in a manner that is exempt from the registration requirements of section 5 of the Securities Act, pursuant to section 4(a)(2) of the Securities Act and/or the regulations (including Regulation D) promulgated thereunder or, solely to the extent section 4(a)(2) of the Securities Act or Regulation D thereunder is not available, any other available exemption from registration under the Securities Act. Any such Securities issued in reliance on section 4(a)(2) of the Securities Act, including in compliance with Rule 506 of Regulation D, and/or Regulation S will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only pursuant to an effective registration statement, or an applicable exemption from the registration requirements under the Securities Act and other applicable law, such as, under certain conditions, the resale provisions of Rule 144 of the Securities Act.

Any equity and equity-linked interests associated with the Employee Incentive Plan, if any, will be issued pursuant to Rule 701 promulgated under the Securities Act or pursuant to the exemption provided by section 4(a)(2) of the Securities Act and, accordingly, such securities will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

L. Section 1146(a) Exemption

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Reorganized Debtors; (b) the Restructuring Transactions; (c) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (d) the making, assignment, or recording of any lease or sublease; or (e) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

M. Employee Matters

All Compensation and Benefits Programs listed in the Plan Supplement in place as of the Effective Date, if any, will be included in the Assumed Executory Contract and Unexpired Lease List and shall be assumed by the Reorganized Debtors and remain in place as of the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans. [Pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.]

N. Preservation of Rights of Action

In accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action of the Debtors, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII of the Plan, which shall be deemed released and waived by the Debtors and Reorganized Debtors as of the Effective Date.

The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action of the Debtors against it. Except as specifically released under the Plan or pursuant to a Final Order, the Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or pursuant to a Final Order, the Reorganized Debtors expressly reserve all such Causes of Action for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain the Causes of Action of the Debtors notwithstanding the rejection of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

ARTICLE V

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumption and Rejection of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously rejected, assumed, or assumed and assigned shall be deemed rejected as of the Effective Date, except for any Executory Contract and Unexpired Lease that (1) is listed on the Assumed Executory Contract and Unexpired Lease List, (2) is the subject of a separate motion to assume or assume and assign pending as of the Effective Date, or (3) previously expired or terminated pursuant to its terms. In addition, pursuant to the Confirmation Order, the Debtors shall be authorized to enter into and perform their obligations under the Plan Support Agreement, the provisions of which are incorporated herein. The Executory Contracts and Unexpired Leases listed on the Assumed Executory Contract and Unexpired Lease List shall be assumed by the applicable Reorganized Debtor and/or assumed and assigned to a third party; provided that, pending such action, such Executory Contracts and Unexpired Leases shall be fully enforceable by the applicable Reorganized Debtor. To the extent that each of the Seadrill MSAs is not rejected prior to the date the Confirmation Order is entered, the Confirmation Order shall provide for the rejection of any Seadrill MSA not previously rejected and/or terminated as of the Effective Date. Entry of the Confirmation Order shall constitute an order, pursuant to sections 365(a) and 1123 of the Bankruptcy Code, approving the rejection of the Executory Contracts and Unexpired Leases as set forth in this paragraph.

Entry of the Confirmation Order shall also constitute approval of the Bankruptcy Court of the assumption and assumption and assignment of the Executory Contracts and Unexpired Leases as set forth in the Plan and the Assumed Executory Contract and Unexpired Lease List pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Any motions to assume Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by the Bankruptcy Court on or after the Effective Date by a Final Order. Each Executory Contract and Unexpired Lease assumed, which has not been assigned to a third party prior to the Confirmation Date, shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, with the prior written consent of the Required Consenting Lenders (which consent shall not be unreasonably withheld), reserve the right to alter, amend, modify, or supplement the Rejected Executory Contract and Unexpired Lease List or Assumed Executory Contract and Unexpired Lease List identified in this Article V.A and in the Plan Supplement at any time through and including 45 days after the Effective Date.

To the extent that any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” provision), then such provision shall be deemed modified such that the transactions contemplated by the Plan and in the Description of Transaction Steps shall not entitle the Executory Contract or Unexpired Lease counterparty thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

B. Indemnification Obligations

All Indemnification Provisions listed in the Plan Supplement, if any, for the current directors and officers and current and former [employees and agents] of the Debtors, as applicable, shall, to the greatest extent permitted by applicable law, be reinstated and remain intact, irrevocable, and shall survive the Effective Date on terms no less favorable to such current directors and officers and current and former [employees and agents] of the Debtors than the Indemnification Provisions in place prior to the Effective Date; provided that the Reorganized Debtors shall not indemnify the Debtors’ directors for any claims or causes of action for which indemnification is barred under applicable law, the Debtors’ organizational documents, or applicable agreements governing the Debtors’ indemnification obligations, or for any act or omission that is determined in a Final Order by a court of competent jurisdiction to have constituted actual fraud, willful misconduct, or gross negligence; provided, further, that the Reorganized Debtors shall not indemnify any directors, officers, managers, employees, agents of the Debtors for any Causes of Action that are not indemnified by such Indemnification Provisions.

C. Claims Based on Rejection of Executory Contracts or Unexpired Leases

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Rejection Damages Claims, if any, must be Filed with the Bankruptcy Court within 30 days after the later of (1) the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection, (2) the effective date of such rejection, or (3) the Effective Date. Any Rejection Damages Claims not Filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates, or their respective properties without the need for any objection by the Reorganized Debtors or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity, and any such Rejection Damages Claim shall be deemed fully satisfied, released, and discharged, notwithstanding anything in the Schedules or a Proof of Claim to the contrary. All Allowed Rejection Damages Claims shall be classified as General Unsecured Claims and shall be treated in accordance with Article III hereof.

D. Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree (subject to the consent of the Required Consenting Lenders, not to be unreasonably withheld). Any dispute regarding (1) the amount of any payments to Cure such a default, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to assumption or the Cure payments required by section 365(b)(1) of the Bankruptcy Code shall be resolved by entry of a Final Order. At least twenty-one days prior to the Confirmation Hearing, the Debtors shall provide for notices of proposed assumption, proposed Cure amounts, and of the procedures for objecting thereto and resolution of disputes by the Bankruptcy Court to be sent to the applicable counterparties. Any objection by a counterparty to a proposed assumption of an Executory Contract or Unexpired Lease or related Cure amount must be Filed, served, and actually received by the Debtors at least seven days prior to the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or Cure amount will be deemed to have assented to such assumption or Cure amount.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any Proofs of Claim Filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed automatically disallowed and expunged upon assumption, without further notice to or action, order, or approval of the Bankruptcy Court.

E. Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of preexisting obligations owed to the Debtors or the Reorganized Debtors, as applicable, under such Executory Contracts or Unexpired Leases. In particular, notwithstanding any non-bankruptcy law to the contrary, the Reorganized Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties or continued maintenance obligations on goods previously purchased by the Debtors contracting from non-Debtor counterparties to rejected Executory Contracts or Unexpired Leases.

F. Insurance Policies

Each of the Debtors’ insurance policies listed in the Plan Supplement, if any, and any agreements, documents, or instruments relating thereto listed in the Plan Supplement, if any, shall be assumed by the Debtors pursuant to the Plan as of the Effective Date. All other insurance policies and any agreements, documents, or instruments relating thereto are treated as Executory Contracts under the Plan and shall be treated in a manner consistent with Article V.A hereof.

G. Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

H. Reservation of Rights

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Schedule of Rejected Executory Contract and Unexpired Leases nor anything contained in the Plan shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any of the Reorganized Debtors has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors, subject to any consent rights of the Required Consenting Lenders (which consent shall not be unreasonably withheld) or the Reorganized Debtors, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter its treatment of such contract or lease under the Plan.

I. Nonoccurrence of Effective Date

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

J. Contracts and Leases Entered into after the Petition Date

Notwithstanding anything contained herein (including any release, discharge, exculpation or injunction provisions) or the Confirmation Order, contracts, agreements, instruments, Certificates, leases and other documents entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or the Reorganized Debtors liable thereunder in the ordinary course of their business. Accordingly, such contracts, agreements, instruments, Certificates, leases and other documents (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by the Plan (including the release, discharge, exculpation and injunction provisions), the entry of the Confirmation Order and any other Definitive Documentation.

ARTICLE VI

PROVISIONS GOVERNING DISTRIBUTIONS

A. Distributions on Account of Claims and Interests Allowed as of the Effective Date

Except as (i) otherwise provided herein, (ii) upon a Final Order, or (iii) as otherwise agreed to by the Debtors or the Reorganized Debtors, as the case may be, and the Holder of the applicable Claim or Interest, on the Effective Date or as reasonably practicable thereafter, the Distribution Agent shall make initial distributions under the Plan on account of Claims and Interests Allowed on or before the Effective Date, subject to the Reorganized Debtors’ right to object to Claims and Interests; provided, however, that (1) Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases or assumed by the Debtors prior to the Effective Date shall be paid or performed in the ordinary course of business in accordance with the terms and conditions of any controlling agreements, course of dealing, course of business, or industry practice and (2) Allowed Priority Tax Claims shall be paid in accordance with Article II.C of the Plan.

B. Rights and Powers of Distribution Agent

1. Powers of the Distribution Agent

The Distribution Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Distribution Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Distribution Agent to be necessary and proper to implement the provisions hereof.

2. Expenses Incurred on or after the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Distribution Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Distribution Agent shall be paid in Cash by the Reorganized Debtors.

C. Special Rules for Distributions to Holders of Disputed Claims and Interests

Notwithstanding any provision otherwise in the Plan and except as otherwise agreed by the relevant parties, unless as otherwise agreed to by the Debtors or set forth in an order of the Bankruptcy Court: (a) no partial payments and no partial distributions shall be made with respect to a Disputed Claim or Interest until all such disputes in connection with such Disputed Claim or Interest have been resolved by settlement or Final Order; provided, however, that if a portion of a Claim is not Disputed, the Distribution Agent may make a partial distribution based on such portion of such Claim that is not Disputed; and (b) any Entity that holds both an Allowed Claim or Interest and a Disputed Claim or Interest shall not receive any distribution on the Allowed Claim or Interest unless and until all objections to the Disputed Claim or Interest have been resolved by settlement or Final Order or the Claims or Interests have been Allowed or expunged. Any dividends or other distributions arising from property distributed to Holders of Allowed Claims or Interests, as applicable, in a Class and paid to such Holders under the Plan shall also be paid, in the applicable amounts, to any Holder of a Disputed Claim or Interest, as applicable, in such Class that becomes an Allowed Claim or Interest after the date or dates that such dividends or other distributions were earlier paid to Holders of Allowed Claims or Interests in such Class.

D. Delivery of Distributions

The Distribution Agent shall make all distributions required under the Plan. Except as otherwise provided herein (including, for the avoidance of doubt, as set forth in the foregoing paragraph with respect to distributions to Holders of Super Senior Term Loan Claims, and TLB Secured Claims), and notwithstanding any authority to the contrary, distributions to Holders of Allowed Claims, including Claims that become Allowed after the Effective Date, shall be made to Holders of record as of the Effective Date by the Distribution Agent: (1) to the address of such Holder as set forth in the books and records of the applicable Debtor (or if the Debtors have been notified in writing, on or before the date that is 10 days before the Effective Date, of a change of address, to the changed address) or, with respect to distributions on account of TLB Claims, to the addresses reflected on the books and records of the Agent; (2) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004, if no address exists in the Debtors books and records, no Proof of Claim has been Filed and the Distribution Agent has not received a written notice of address or change of address on or before the date that is 10 days before the Effective Date; or (3) on any counsel that has appeared in the Chapter 11 Cases on the Holder’s behalf. Notwithstanding anything to the contrary in the Plan, including this Article VI.D of the Plan, the Debtors, the Reorganized Debtors, and the Distribution Agent, as applicable, shall not incur any liability whatsoever on account of any distributions under the Plan.

1. Accrual of Dividends and Other Rights

For purposes of determining the accrual of distributions or other rights after the Effective Date, the New Common Stock shall be deemed distributed as of the Effective Date regardless of the date on which they are actually issued, dated, authenticated, or distributed; provided, however, the Reorganized Debtors shall not pay any such distributions or distribute such other rights, if any, until after distributions of the New Common Stock actually take place.

2. Compliance Matters

In connection with the Plan, to the extent applicable, the Reorganized Debtors and the Distribution Agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors and the Distribution Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens, and encumbrances.

3. Foreign Currency Exchange Rate

Except as otherwise provided in a Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal, National Edition, on the Petition Date.

4. Fractional, Undeliverable, and Unclaimed Distributions

(a)

Fractional Distributions. Whenever any distribution of fractional shares of the New Common Stock would otherwise be required pursuant to the Plan, the actual distribution shall reflect a rounding of such fraction to the nearest share (up or down), with half shares or less being rounded down.

(b)

Undeliverable Distributions. If any distribution to a Holder of an Allowed Claim or Interest is returned to the Distribution Agent as undeliverable, no further distributions shall be made to such Holder unless and until the Distribution Agent is notified in writing of such Holder’s then-current address or other necessary information for delivery, at which time all currently due missed distributions shall be made to such Holder on the next Distribution Date. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable, or such distribution reverts to the Reorganized Debtors or is cancelled pursuant to Article VI.D.(c) of the Plan, and shall not be supplemented with any interest, dividends, or other accruals of any kind.

(c)

Reversion. Any distribution under the Plan that is an Unclaimed Distribution for a period of six months after distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and such Unclaimed Distribution shall revest in the applicable Reorganized Debtor and, to the extent such Unclaimed Distribution is New Common Stock, shall be deemed cancelled. Upon such revesting, the Claim or Interest of any Holder or its successors with respect to such property shall be cancelled, discharged, and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws, or any provisions in any document governing the distribution that is an Unclaimed Distribution, to the contrary.

5. Surrender of Cancelled Instruments or Securities

On the Effective Date, each Holder of a Certificate shall be deemed to have surrendered such Certificate to the Distribution Agent. Such Certificate shall be cancelled solely with respect to the Debtors (other than any Certificate that survives and is not cancelled pursuant to the Plan, including Article IV.H), and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such Certificate. Notwithstanding the foregoing paragraph, this Article VI shall not apply to any Claims and Interests Reinstated pursuant to the terms of the Plan.

E. Claims Paid or Payable by Third Parties

1. Claims Paid by Third Parties

A Claim shall be reduced in full, and such Claim shall be disallowed without an objection to such Claim having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a Holder of a Claim receives a distribution on account of such Claim from the Debtors and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall repay, return or deliver any distribution held by or transferred to the Holder to the applicable Reorganized Debtor to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan; provided that the foregoing shall not prejudice such third party’s rights (including, for the avoidance of doubt, subrogation rights) with respect to the Debtors and the Reorganized Debtors.

2. Claims Payable by Insurance Carriers

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged to the extent of any agreed upon satisfaction on the Claims Register by the Notice and Claims Agent without a Claims objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3. Applicability of Insurance Policies

Except as otherwise provided herein, distributions to Holders of Allowed Claims shall be in accordance with the provisions of an applicable insurance policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

F. Setoffs

Except as otherwise expressly provided for herein, each Reorganized Debtor with the consent of Required Consenting Lenders (such consent not to be unreasonably withheld), pursuant to the Bankruptcy Code (including sections 553 and 558 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim, may set off against any Claim and/or the distributions to be made pursuant to the Plan on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim), any claims, rights, and Causes of Action of any nature that such Debtor or Reorganized Debtor, as applicable, may hold against the Holder of such Allowed Claim (other than any Professional Fee Claims), to the extent such claims, rights, or Causes of Action against such Holder have not been otherwise compromised or settled on or prior to the Effective Date (whether pursuant to the Plan or otherwise); provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim pursuant to the Plan shall constitute a waiver or release by such Reorganized Debtor of any such claims, rights, and Causes of Action that such Reorganized Debtor may possess against such Holder; provided, further, that such Holder may contest any such set off by a Reorganized Debtor in the Bankruptcy Court. For the avoidance of doubt, any such right of set off may be preserved by Filing a Proof of Claim related to such right of set off prior to the Claims Bar Date.

G. Allocation between Principal and Accrued Interest

Except as otherwise provided herein, the aggregate consideration paid to Holders with respect to their Allowed Claims shall be treated pursuant to the Plan as allocated first to the principal amount of such Allowed Claims (to the extent thereof) and, thereafter, to the interest, if any, on such Allowed Claim accrued through the Effective Date.

H. Minimum Distributions

Holders of Allowed Claims entitled to distributions of $50 or less shall not receive distributions, and each Claim to which this limitation applies shall be discharged pursuant to Article VIII of the Plan and its Holder shall be forever barred pursuant to Article VIII of the Plan from asserting that Claim against the Reorganized Debtors or their property.

ARTICLE VII

PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A. Disputed Claims Process

Except as otherwise provided herein, if a party Files a Proof of Claim and the Debtors or the Reorganized Debtors, as applicable, do not determine, and without the need for notice to or action, order, or approval of the Bankruptcy Court, that the Claim subject to such Proof of Claim is Allowed, such Claim shall be Disputed unless Allowed or disallowed by a Final Order or as otherwise set forth in this Article VII of the Plan. Except as otherwise provided herein, all Proofs of Claim Filed after the Claims Bar Date and all requests for payment of any Administrative Claim Filed after the Administrative Claims Bar Date shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court. On or after the Effective Date, a Claim may not be Filed or amended without the prior authorization of the Bankruptcy Court or the Reorganized Debtors, and any such new or amended Claim Filed shall be deemed disallowed in full and expunged without any further action, order, or approval of the Bankruptcy Court.

B. Disputed and Contingent Claims Reserve

On the Effective Date, the Debtors or Reorganized Debtors, as applicable, may with the prior written consent of the Required Consenting Lenders (such consent not to be unreasonably withheld) establish one or more reserves for alleged General Unsecured Claims that are contingent or have not yet been Allowed, in an estimated amount or amounts as reasonably determined by the applicable Debtors with the consent of the Consenting TLB Lenders (such consent not to be unreasonably withheld). Any assets held in any such reserve shall be subject to the tax rules that apply to “disputed ownership funds” under 26 C.F.R. 1.468B–9. As such, such assets will be subject to entity-level taxation, and the Reorganized Debtors shall be required to comply with the relevant rules.

C. Claims Administration Responsibilities

Except as otherwise specifically provided in the Plan, after the Effective Date, the Reorganized Debtors shall have the sole authority: (1) to File, withdraw, or litigate to judgment, objections to Claims or Interests; (2) to settle or compromise any Disputed Claim without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) to administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided herein, from and after the Effective Date, each Reorganized Debtor shall have and retain any and all rights and defenses such Debtor had immediately prior to the Effective Date with respect to any Disputed Claim, including the Causes of Action retained pursuant to Article IV.N of the Plan.

D. Estimation of Claims

Before or after the Effective Date, the Debtors or the Reorganized Debtors may at any time request that the Bankruptcy Court estimate any Disputed Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the appeal relating to such objection. In the event that the Bankruptcy Court estimates any Disputed, contingent, or unliquidated Claim that estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions), and the Debtors or the Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. Notwithstanding section 502(j) of the Bankruptcy Code, in no event shall any Holder of a Claim that has been estimated pursuant to section 502(c) of the Bankruptcy Code or otherwise be entitled to seek reconsideration of such estimation unless such Holder has Filed a motion requesting the right to seek such reconsideration on or before 21 days after the date on which such Claim is estimated. All of the aforementioned Claims and objection, estimation, and resolution procedures are cumulative and not exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

E. Time to File Objections to Claims.

Any objections to Claims shall be Filed on or before the later of (1) 180 days after the Effective Date and (2) such other period of limitation as may be specifically fixed by the Debtors or the Reorganized Debtors, as applicable, or by a Final Order of the Bankruptcy Court for objecting to such claims. For the avoidance of doubt, the Bankruptcy Court may extend the time period to object to Claims set forth in this paragraph at any time, including before or after the expiration of 180 days after the Effective Date, in its discretion or upon request by the Debtors or any party in interest.

F. Adjustment to Claims without Objection

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged on the Claims Register at the direction of the Reorganized Debtors without the Reorganized Debtors having to File an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest and without any further notice to or action, order, or approval of the Bankruptcy Court.

G. No Interest

Unless otherwise specifically provided for herein or by order of the Bankruptcy Court, postpetition interest shall not accrue or be paid on Claims, and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim or right. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

H. Disallowance of Claims and Interests

All Claims and Interests of any Entity from which property is sought by the Debtors under sections 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under sections 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (a) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, as applicable, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code; and (b) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order

I. Single Satisfaction Rule

Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claims, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of such Claims. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of any Allowed Claim exceed 100 percent of the underlying Allowed Claim plus applicable interest, if any.

ARTICLE VIII

EFFECT OF CONFIRMATION OF THE PLAN

A. Discharge of Claims and Termination of Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (a) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (b) a Claim or Interest based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (c) the Holder of such a Claim or Interest has accepted the Plan. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the occurrence of the Effective Date.

B. Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all Causes of Action, including any derivative Claims asserted or capable of being asserted on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions among the Debtors, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Plan Support Agreement, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Plan Support Agreement, the Disclosure Statement, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Notwithstanding anything herein to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each, solely in their capacity as such) shall be a Released Party.

C. Releases by Holders of Claims and Interests

As of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all Causes of Action, whether known or unknown, including any derivative claims asserted on behalf of the Debtors, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions between or among the Debtors, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Plan Support Agreement, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Plan Support Agreement, the Disclosure Statement, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Notwithstanding anything herein to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each, solely in their capacity as such) shall be a Released Party.

D. Exculpation

Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur and each Exculpated Party is released and exculpated from any liability arising from any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Plan Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release or other agreement or document created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a final order to have constituted actual fraud or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Notwithstanding anything herein to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each, solely in their capacity as such) shall be an Exculpated Party.

E. Injunction

Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold claims or interests that have been released, discharged, or are subject to exculpation are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, or the Released Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims or interests; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such claims or interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims or interests unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Effective Date and a Final Order authorizing the actions requested in such motion has been entered, and notwithstanding an indication of a claim or interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests released or settled pursuant to the Plan.

F. Protection against Discriminatory Treatment

In accordance with section 525 of the Bankruptcy Code, and consistent with paragraph 2 of Article VI of the United States Constitution, no Governmental Unit shall discriminate against any Reorganized Debtor, or any Entity with which a Reorganized Debtor has been or is associated, solely because such Reorganized Debtor was a Debtor under chapter 11, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before such Debtor was granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

G. Recoupment

In no event shall any Holder of Claims or Interests be entitled to recoup any Claim or Interest against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors on or before the Confirmation Date, notwithstanding any indication in any Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

H. Document Retention

On and after the Effective Date, the Reorganized Debtors may maintain documents in accordance with their standard document retention policy, as may be altered, amended, modified, or supplemented by the Reorganized Debtors.

I. Reimbursement or Contribution

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the time of allowance or disallowance, such Claim shall be forever disallowed and expunged notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Confirmation Date: (1) such Claim has been adjudicated as non-contingent; or (2) the relevant Holder of a Claim has Filed a Proof of Claim on account of such Claim and a Final Order has been entered prior to the Confirmation Date determining such Claim as no longer contingent.

J. Release of Liens

Except (1) with respect to the Liens securing Other Secured Claims (depending on the treatment of such Claims) or (2) as otherwise provided herein or in any contract, instrument, release, or other agreement or document created pursuant to the Plan on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and the Holders of such mortgages, deeds of trust, Liens, pledges, or other security interests shall execute such documents as may be reasonably requested by the Debtors or the Reorganized Debtors, as applicable, at the sole expense of the Debtors or Reorganized Debtors, as applicable, to reflect or effectuate such releases, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns.

ARTICLE IX

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

A. Conditions Precedent to the Effective Date.

It shall be a condition to the Effective Date that the following conditions shall have been satisfied or waived pursuant to Article IX.B of the Plan:

1.

the Plan Support Agreement shall not have been terminated and shall remain in full force and effect, and the Debtors shall have been authorized to enter into the Plan Support Agreement and perform their obligations thereunder pursuant to the Confirmation Order;

2.

the Bankruptcy Court shall have approved the Disclosure Statement as containing adequate information with respect to the Plan within the meaning of section 1125 of the Bankruptcy Code and shall have approved of the Solicitation Materials;

3.	the Cash Collateral Order shall remain in full force and effect;

4.	entry of the Confirmation Order and no stay of the Confirmation Order, which shall be a Final Order, shall then be in effect;

5.	the occurrence of the effective date of rejection or termination, as applicable, of the Seadrill MSA;

6.	entry into the New Management Services Agreements and the Bankruptcy Court’s entry of the Vantage Drilling Order and the Energy Drilling Order, which shall each be a Final Order;

7.	the effective date of each of the New Management Services Agreements shall have occurred;

8.	issuance of the New Common Stock (with all conditions precedent thereto having been satisfied or waived, other than the occurrence of the Effective Date);

9.	the effectiveness of any other applicable Definitive Documentation, subject to the consent and approval rights set forth in the Plan Support Agreement;

10.	the establishment and funding of the Professional Fee Escrow Account in an amount sufficient to pay all Allowed Professional Fee Claims;

11.

the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein and all other schedules, documents, supplements, and exhibits to the Plan shall be consistent with the Plan Support Agreement;

12.	the Restructuring Expenses incurred and invoiced as of the Effective Date shall have been satisfied in full, in Cash;

13.	all requisite governmental authorities and third parties will have approved or consented to the Restructuring Transactions, to the extent required;

14.	all conditions precedent to the issuance of the New Common Stock shall have been satisfied or duly waived;

15.

all actions, documents, certificates, and agreements necessary to implement this Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable governmental units in accordance with the Plan Support Agreement and applicable law; and

16.	the Debtors and Reorganized Debtors, as applicable, shall have implemented the Restructuring Transactions in a manner consistent in all respects with the Plan and the Plan Support Agreement.

B. Waiver of Conditions Precedent

The Debtors, with the prior written consent of the Required Consenting Lenders, and with respect to Article IXA.12, the Ad Hoc Committee and the Agent (such consent not to be unreasonably withheld), may waive any of the conditions to the Effective Date set forth in Article IX.A of the Plan at any time or as otherwise provided in the Plan Support Agreement, without any notice to any other parties in interest and without any further notice to or action, order, or approval of the Bankruptcy Court, and without any formal action other than proceeding to confirm and consummate the Plan. The failure of the Debtors or Reorganized Debtors, as applicable, or the Plan Support Parties, to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

C. Effect of Non-Occurrence of Conditions to Consummation

If the Effective Date does not occur on or before the termination of the Plan Support Agreement, then: (1) the Plan will be null and void in all respects; (2) nothing contained in the Plan, the Disclosure Statement, or the Plan Support Agreement shall: (a) constitute a waiver or release of any Claims, Interests, or Causes of Action by an Entity; (b) prejudice in any manner the rights of any Debtor or any other Entity; or (c) constitute an admission, acknowledgment, offer, or undertaking of any sort by any Debtor or any other Entity; provided, however, that all provisions of the Plan Support Agreement that survive termination of those agreements (each, according to its terms) shall remain in effect in accordance with the terms thereof.

ARTICLE X

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A. Modification of Plan

Subject to the limitations and terms contained in the Plan, the Plan Support Agreement, and the approval rights of the Required Consenting Lenders set forth therein, the Debtors reserve the right, with the consent of the Agent with respect to any provision relating to the Agent (such consent not to be unreasonably withheld) to (1) amend or modify the Plan before the entry of the Confirmation Order consistent with the terms set forth herein, in accordance with the Plan Support Agreement, the Bankruptcy Code, and the Bankruptcy Rules; and (2) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld) may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code and the Plan Support Agreement, remedy any defect or omission, or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan consistent with the terms set forth herein.

B. Effect of Confirmation on Modifications

Entry of the Confirmation Order shall constitute approval of all modifications to the Plan occurring after the solicitation thereof pursuant to section 1127(a) of the Bankruptcy Code and a finding that such modifications to the Plan do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C. Withdrawal of Plan

The Debtors reserve the right, subject to the terms of the Plan Support Agreement and the approval rights of the Required Consenting Lenders set forth therein, to revoke or withdraw the Plan with respect to any or all Debtors before the Confirmation Date and to File subsequent chapter 11 plans. If the Debtors revoke or withdraw the Plan, or if Confirmation or the Effective Date does not occur, then: (1) the Plan will be null and void in all respects; (2) any settlement or compromise embodied in the Plan, assumption or rejection of Executory Contracts or Unexpired Leases effectuated by the Plan, and any document or agreement executed pursuant hereto will be null and void in all respects; and (3) nothing contained in the Plan shall (a) constitute a waiver or release of any Claims, Interests, or Causes of Action by any Entity, (b) prejudice in any manner the rights of any Debtor or any other Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by any Debtor or any other Entity; provided, however, that all provisions of the Plan Support Agreement that survive termination of those agreements (each, according to its terms) shall remain in effect in accordance with the terms thereof.

ARTICLE XI

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1. allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Claim or Interest and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3. decide and resolve all matters related to the Plan Support Agreement;

4. resolve any matters related to Executory Contracts or Unexpired Leases, including: (a) the assumption or assumption and assignment of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Cure or Claims arising therefrom, including pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; and (c) any dispute regarding whether a contract or lease is or was executory or expired;

5. ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan and adjudicate any and all disputes arising from or relating to distributions under the Plan;

6. adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

7. enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of (a) contracts, instruments, releases, indentures, and other agreements or documents approved by Final Order in the Chapter 11 Cases and (b) the Plan, the Confirmation Order, and contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan;

8. enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

9. grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

10. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

11. hear, determine, and resolve any cases, matters, controversies, suits, disputes, or Causes of Action in connection with or in any way related to the Chapter 11 Cases, including: (a) with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or an Interest for amounts not timely repaid pursuant to Article VI of the Plan; (b) with respect to the releases, injunctions, and other provisions contained in Article VIII of the Plan, including entry of such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions; (c) that may arise in connection with the Consummation, interpretation, implementation, or enforcement of the Plan and the Confirmation Order; or (d) related to section 1141 of the Bankruptcy Code;

12. decide and resolve all matters related to the issuance of the New Common Stock;

13. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

14. consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

15. hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

16. enter an order or Final Decree concluding or closing the Chapter 11 Cases;

17. enforce all orders previously entered by the Bankruptcy Court; and

18. hear and determine any other matters related to the Chapter 11 Cases and not inconsistent with the Bankruptcy Code or title 28 of the United States Code.

ARTICLE XII

MISCELLANEOUS PROVISIONS

A. Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all Holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, exculpations, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims against and Interests in the Debtors shall be as fixed, adjusted, or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or Interest has voted on the Plan.

B. Additional Documents

On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan; provided that such agreements and other documents shall be consistent in all material respects with the terms and conditions of the Plan Support Agreement. The Debtors or the Reorganized Debtors, as applicable, and all Holders of Claims and Interests receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C. Payment of Statutory Fees

All fees payable pursuant to 28 U.S.C. § 1930(a) shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or a Final Decree is issued, whichever occurs first.

D. Reservation of Rights

Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests prior to the Effective Date.

E. Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each such Entity.

F. Service of Documents

After the Effective Date, any pleading, notice, or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be served on:

Reorganized Debtors

Seadrill Partners LLC

(Corporate Headquarters)

2nd Floor, Building 11, Chiswick Business Park

566 Chiswick High Road

London, W4 5YS, United Kingdom

Attention: John T. Roche, Chief Executive Officer

E-mail: John.Roche@seadrill.com

Co-Counsel to Debtors

Kirkland & Ellis LLP

Kirkland & Ellis International LLP

609 Main Street

Houston, Texas 77002

Attn.: Brian E. Schartz, P.C.

E-mail: brian.schartz@kirkland.com

Kirkland & Ellis LLP

Kirkland & Ellis International LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attn.: Anup Sathy, P.C.

          Chad J. Husnick, P.C.

          Gregory F. Pesce

E-mail: anup.sathy@kirkland.com

             chad.husnick@kirkland.com

             gregory.pesce@kirkland.com

Conflicts Counsel for the Debtors

Sheppard, Mullin, Richter & Hampton LLP

Three First National Plaza

70 West Madison Street, 48th Floor

Chicago, Illinois 60602

Attn.: Justin R. Bernbrock

          Robert B. McLellarn

E-mail: jbernbrock@sheppardmullin.com

             rmclellarn@sheppardmullin.com

-and-

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10122

Attn.: Lawrence A. Larose

E-mail: llarose@sheppardmullin.com

-and-

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

Attn.: Jennifer L. Nassiri

E-mail: jnassiri@sheppardmullin.com

United States Trustee	Office of The United States Trustee 515 Rusk Street, Suite 3516 Houston, Texas 77002, Attn.: Hector Duran, Jr. Stephen Statham E-mail: hector.duran.jr@usdoj.gov stephen.statham@usdoj.gov

G. Term of Injunctions or Stays

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases (pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court) and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

H. Entire Agreement

Except as otherwise indicated, and without limiting the effectiveness of the Plan Support Agreement, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

I. Plan Supplement

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be made available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from https://cases.primeclerk.com/seadrillpartners or the Bankruptcy Court’s website at http://www.txs.uscourts.gov/bankruptcy. Unless otherwise ordered by the Bankruptcy Court, to the extent any exhibit or document in the Plan Supplement is inconsistent with the terms of any part of the Plan that does not constitute the Plan Supplement, such part of the Plan that does not constitute the Plan Supplement shall control.

J. Non-Severability

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided that any such alteration or interpretation shall be consistent with the Plan Support Agreement. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ consent, consistent with the terms set forth herein; and (3) nonseverable and mutually dependent.

K. Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, neither any of such parties or individuals or the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

L. Closing of Chapter 11 Cases

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Cases, File all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Cases.

M. Waiver or Estoppel

Each Holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, Secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, the Plan Support Agreement or papers Filed prior to the Confirmation Date.

N. Creditor Default

An act or omission by a Holder of a Claim or an Interest in contravention of the provisions of this Plan shall be deemed an event of default under this Plan. Upon an event of default, the Reorganized Debtors may seek to hold the defaulting party in contempt of the Confirmation Order and shall be entitled to reasonable attorneys’ fees and costs of the Reorganized Debtors in remedying such default. Upon the finding of such a default by a creditor, the Bankruptcy Court may: (a) designate a party to appear, sign and/or accept the documents required under the Plan on behalf of the defaulting party, in accordance with Bankruptcy Rule 7070; (b) enforce the Plan by order of specific performance; (c) award judgment against such defaulting creditor in favor of the Reorganized debtor in an amount, including interest, to compensate the Reorganized Debtors for the damages caused by such default; and (d) make such other order as may be equitable that does not materially alter the terms of the Plan.

Dated: February 12, 2021	SEADRILL PARTNERS LLC on behalf of itself and all other Debtors

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji Chief Restructuring Officer

Schedule 1

Seadrill Parties

Seadrill Limited
Seadrill Member LLC
Seadrill Partners LLC Holdco Limited
Seadrill New Finance Limited
Seadrill Capricorn HoldCo Limited
Seadrill Management Ltd.
Seadrill Americas, Inc.
Asia Offshore Rig 1 Limited
Asia Offshore Rig 2 Limited
Asia Offshore Rig 3 Limited
Eastern Drilling AS
North Atlantic Alpha Ltd.
North Atlantic Crewing Ltd.
North Atlantic Elara Ltd.
North Atlantic Epsilon Ltd.
North Atlantic Linus Charterer Ltd.
North Atlantic Navigator Ltd.
North Atlantic Phoenix Ltd.
North Atlantic Venture Ltd.
Scorpion Courageous Ltd.
Scorpion Deepwater B.V.
Scorpion Deepwater Ltd.
Scorpion Drilling Ltd.
Scorpion Freedom Ltd.
Scorpion International Ltd.
Scorpion Nederlandse B.V.
Scorpion Offshore Inc.
Scorpion Resolute Ltd.
Scorpion Rigs Ltd.
Scorpion USA Expats, Inc.
Scorpion Vigilant Ltd.
SDS Drilling Ltd.
Sea Dragon de Mexico S de R.L. de CV
Seabras Holdings GmbH
Seabras Rig Holdings GmbH
Seabras Servicos de Petroleo SA
Seadrill Abu Dhabi Operations Limited
Seadrill Angola LDA
Seadrill Ariel Ltd.
Seadrill Australia Pte Ltd.
Seadrill Brunei Ltd.
Seadrill Callisto Ltd.
Seadrill Carina Ltd.
Seadrill Castor Ltd.
Seadrill Castor Pte Ltd.
Seadrill Common Holdings Ltd.
Seadrill Cressida Ltd.
Seadrill Deepwater Charterer Ltd.
Seadrill Deepwater Contracting Ltd.
Seadrill Deepwater Crewing Ltd.
Seadrill Deepwater Holdings Ltd.
Seadrill Deepwater Units Pte Ltd.

Seadrill Eclipse Ltd.
Seadrill Eminence Ltd.
Seadrill Equatorial Guinea Ltd.
Seadrill Europe Management AS
Seadrill Far East Ltd.
Seadrill Freedom Ltd.
Seadrill GCC Operations Ltd.
Seadrill Gemini Ltd.
Seadrill Global Services Ltd.
Seadrill Gulf Operations Neptune LLC
Seadrill Holdings Singapore Pte Ltd.
Seadrill Indonesia Ltd.
Seadrill Insurance Ltd.
Seadrill International Resourcing DMCC
Seadrill Investimentos do Brasil Ltda
Seadrill Investment Holding Company Limited
Seadrill Jack Up Holding Ltd.
Seadrill Jack Up I BV
Seadrill Jack Up II BV
Seadrill Jack-Ups Contracting Ltd.
Seadrill Jupiter Ltd.
Seadrill Labuan Ltd.
Seadrill Management (S) Pte Ltd.
Seadrill Management AME Ltd.
Seadrill Mira Hungary Kft.
Seadrill Mira Ltd.
Seadrill Mobile Units UK Ltd.
Seadrill Neptune Hungary Kft.
Seadrill Newfoundland Operations Ltd.
Seadrill Nigeria Operations Ltd.
Seadrill North Atlantic Holdings Limited
Seadrill North Sea Crewing Ltd.
Seadrill Norway Crew AS
Seadrill Norway Operations Ltd.
Seadrill Offshore AS
Seadrill Offshore Nigeria Ltd.
Seadrill Operations de Mexico S de RL de CV
Seadrill Orion Ltd.
Seadrill Pegasus (S) Pte Ltd.
Seadrill Prospero Ltd.
Seadrill Rig Holding Company Limited
Seadrill Saturn Ltd.
Seadrill Saudi I BV
Seadrill Saudi II BV
Seadrill Seabras UK Ltd.
Seadrill Seabras SP UK Ltd.
Seadrill SeaMex 2 de Mexico S de RL de CV
Seadrill SeaMex SC HoldCo Ltd.
Seadrill Seadragon UK Ltd.
Seadrill Servicos de Petroleos Ltda.
Seadrill Sevan Holdings Limited
Seadrill Telesto Ltd.

Seadrill Tellus Ltd.

Seadrill Titania SarI

Seadrill Treasury UK Limited

Seadrill Triton Ltd.

Seadrill Tucana Ltd.

Seadrill UK Ltd.

Seadrill UK Operations Ltd.

Seadrill UK Support Services Ltd.

Sevan Brasil Ltd.

Sevan Developer Ltd

Sevan Driller Ltd.

Sevan Drilling Limited

Sevan Drilling North America LLC

Sevan Drilling Pte Ltd.

Sevan Drilling Rig II AS

Sevan Drilling Rig II Pte Ltd.

Sevan Drilling Rig IX Pte Ltd.

Sevan Drilling Rig V Pte Ltd.

Sevan Drilling Rig VI AS

Sevan Louisiana Hungary Kft.

Sevan Marine Servicos de Perfuracao Ltda

Scorpion Servicos Offshore Ltda.

Seadrill Dione Ltd.

Seadrill Hyperion Ltd.

Seadrill Mimas Ltd.

Seadrill Offshore Malaysia Sdn. Bhd.

Seadrill Proteus Ltd.

Seadrill Rhea Ltd.

Seadrill Tethys Ltd.

Seadrill Titan Ltd.

Seadrill Umbriel Ltd.

Asia Offshore Drilling Limited

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